Exhibit 99.1

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Condensed consolidated income statement
EUR millions	Notes	YTD 2016	YTD 2015

Premium income	4	11,538	12,056
Investment income	5	4,008	4,360
Fee and commission income		1,199	1,208
Other revenues		4	9
Total revenues		16,749	17,633
Income from reinsurance ceded		1,682	1,474
Results from financial transactions	6	6,485	2,937
Other income	7	55	-
Total income		24,970	22,044

Benefits and expenses	8	24,724	20,959
Impairment charges / (reversals)	9	60	7
Interest charges and related fees		169	183
Other charges	10	682	11
Total charges		25,635	21,159

Share in net result of joint ventures		59	61
Share in net result of associates		-	3
Income / (loss) before tax		(606)	949
Income tax (expense) / benefit		75	(179)
Net income / (loss)		(531)	770

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(531)	770
Non-controlling interests		-	-

Earnings per share (EUR per share)	17
Basic earnings per common share		(0.29)	0.33
Basic earnings per common share B		(0.01)	0.01
Diluted earnings per common share		(0.29)	0.33
Diluted earnings per common share B		(0.01)	0.01

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed consolidated statement of comprehensive income
EUR millions	YTD 2016	YTD 2015

Net income / (loss)	(531)	770

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	2	4
Remeasurements of defined benefit plans	(1,092)	267
Income tax relating to items that will not be reclassified	303	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	3,888	(1,525)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(2,145)	(280)
Changes in cash flow hedging reserve	827	37
Movement in foreign currency translation and net foreign investment hedging reserve	(623)	1,265
Equity movements of joint ventures	4	(2)
Equity movements of associates	1	(1)
Income tax relating to items that may be reclassified	(1,027)	660
Other	7	4
Other comprehensive income for the period	145	348
Total comprehensive income / (loss)	(386)	1,118

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(394)	1,118
Non-controlling interests	8	-

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed consolidated statement of financial position
		Jun. 30, 2016	Dec. 31, 2015
EUR millions	Notes

Assets
Intangible assets	11	1,805	1,901
Investments	12	159,236	160,478
Investments for account of policyholders	13	194,512	200,226
Derivatives	14	18,084	11,545
Investments in joint ventures		1,553	1,561
Investments in associates		265	242
Reinsurance assets		10,686	11,257
Deferred expenses	16	10,386	10,997
Assets held for sale	19	9,034	-
Other assets and receivables		9,061	7,615
Cash and cash equivalents		10,482	9,594
Total assets		425,104	415,415

Equity and liabilities
Shareholders’ equity		21,448	22,441
Other equity instruments		3,784	3,800
Issued capital and reserves attributable to equity holders of Aegon N.V.		25,232	26,241
Non-controlling interests		17	9
Group equity		25,249	26,250

Trust pass-through securities		159	157
Subordinated borrowings		760	759
Insurance contracts		117,481	123,042
Insurance contracts for account of policyholders		112,022	112,679
Investment contracts		18,670	17,718
Investment contracts for account of policyholders		85,000	90,119
Derivatives	14	16,955	10,890
Borrowings	18	12,077	12,445
Liabilities held for sale	19	9,136	-
Other liabilities		27,596	21,356
Total liabilities		399,855	389,165
Total equity and liabilities		425,104	415,415

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2016

At beginning of year	8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250

Net income / (loss) recognized in the income statement	-	(531)	-	-	-	-	(531)	-	(531)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	2	-	-	-	2	-	2
Remeasurements of defined benefit plans	-	-	-	(1,092)	-	-	(1,092)	-	(1,092)
Income tax relating to items that will not be reclassified	-	-	(1)	303	-	-	303	-	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,888	-	-	-	3,888	-	3,888
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,145)	-	-	-	(2,145)	-	(2,145)
Changes in cash flow hedging reserve	-	-	827	-	-	-	827	-	827
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(145)	48	(526)	-	(623)	-	(623)
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(1,020)	-	(7)	-	(1,027)	-	(1,027)
Other	-	(1)	-	-	-	-	(1)	8	7
Total other comprehensive income	-	(1)	1,406	(741)	(527)	-	138	8	145
Total comprehensive income / (loss) for 2016	-	(532)	1,406	(741)	(527)	-	(394)	8	(386)

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	(295)	-	-	-	-	(295)	-	(295)
Dividends paid on common shares	(80)	(151)	-	-	-	-	(231)	-	(231)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(50)	-	-	-	-	(50)	-	(50)
Incentive plans	-	(10)	-	-	-	(16)	(26)	-	(26)
At end of period	8,308	6,780	7,878	(2,273)	755	3,784	25,232	17	25,249

Six months ended June 30, 2015

At beginning of year (as previously stated)	8,597	8,740	8,308	(1,611)	(77)	3,827	27,784	9	27,793

Changes in accounting policies relating to deferred cost of reinsurance	-	(101)	-	-	(9)	-	(110)	-	(110)
At beginning of year (restated)	8,597	8,639	8,308	(1,611)	(86)	3,827	27,674	9	27,683

Net income / (loss) recognized in the income statement	-	770	-	-	-	-	770	-	770

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	4	-	-	-	4	-	4
Remeasurements of defined benefit plans	-	-	-	267	-	-	267	-	267
Income tax relating to items that will not be reclassified	-	-	-	(81)	-	-	(81)	-	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,525)	-	-	-	(1,525)	-	(1,525)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(280)	-	-	-	(280)	-	(280)
Changes in cash flow hedging reserve	-	-	37	-	-	-	37	-	37
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(81)	1,346	-	1,265	-	1,265
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	687	-	(27)	-	660	-	660
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	(1,078)	105	1,316	-	348	-	348
Total comprehensive income / (loss) for 2015	-	774	(1,078)	105	1,316	-	1,118	-	1,118

Shares issued	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	58	-	-	-	-	58	-	58
Dividends paid on common shares	(108)	(147)	-	-	-	-	(255)	-	(255)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(54)	-	-	-	-	(54)	-	(54)
Share options and incentive plans	-	(7)	-	-	-	(30)	(38)	-	(38)
At end of period	8,490	9,249	7,230	(1,506)	1,230	3,796	28,490	9	28,499

1 For a breakdown of share capital please refer to note 17.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed consolidated cash flow statement

EUR millions	YTD 2016	YTD 2015

Cash flow from operating activities	2,644	368

Purchases and disposals of intangible assets	(13)	(21)
Purchases and disposals of equipment and other assets	(28)	(34)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	(739)	218
Cash flow from investing activities	(780)	162

Issuance and purchase of (treasury) shares	(402)	(53)
Dividends paid	(151)	(147)
Repurchased and sold own shares	1	-
Issuances, repurchases and coupons of perpetuals	(67)	(72)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(19)	(18)
Issuances and repayments of borrowings	(221)	(173)
Cash flow from financing activities	(858)	(463)

Net increase / (decrease) in cash and cash equivalents	1,006	67
Net cash and cash equivalents at January 1	9,593	10,649
Effects of changes in foreign exchange rates	(131)	202
Net cash and cash equivalents at end of period	10,468	10,918

Cash and cash equivalents	10,482	10,882
Cash and cash equivalents classified as Assets held for sale	-	45
Bank overdrafts classified as other liabilities	(14)	(9)
Net cash and cash equivalents	10,468	10,918

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Notes to the Condensed consolidated interim financial statements of Aegon N.V. (unaudited)

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs close to 30,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The Condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2016, have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2015 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2015. Aegon’s Annual Report on Form 20-F for 2015 is available on its website (aegon.com).

On January 13, 2016, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. Aegon has furnished its 2015 financial statements for these changes and filed 2015 supplemental financial statements on Form 6-K. As and the Condensed consolidated interim financial statements should therefore be read together with Aegon’s supplemental annual report as well. Aegon’s supplemental annual report, filed under 6-k cover on April 15, 2016 is also available on its website.

The Condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. Except for the voluntary accounting changes implemented as of the first of January 2016,

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these reclassifications had no effect on net income, shareholders’ equity or earnings per share. The Condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2016, were approved by the Executive Board on August 10, 2016.

The Condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these Condensed consolidated interim financial statements are unaudited.

Other than for SEC reporting purposes, Aegon prepares its Condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in this Condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ equity		Net income
	June 30	December 31	Six months ended June 30
Amounts in EUR millions	2016	2015	2016	2015
In accordance with IFRS	21,448	22,441	(531)	770
Adjustment of EU ‘IAS 39’ carve out	696	315	382	(212)
Tax effect of the adjustment	(163)	(71)	(92)	50
Effect of the adjustment after tax	533	244	289	(162)
In accordance with IFRS-EU	21,982	22,684	(242)	608

2. Significant accounting policies

All accounting policies and methods of computation applied in the Condensed consolidated interim financial statements are the same as those applied in the 2015 consolidated financial statements except for the newly applied accounting policies as described in note 2.1.

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New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2016:

•	IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception;
•	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations;
•	IFRS 14 Regulatory Deferral Accounts;
•	IAS 1 - Amendment Disclosure Initiative;
•	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements;
•	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization; and
•	Annual improvements 2012-2014 Cycle.

None of these revised standards and interpretations had a significant effect on the Condensed consolidated interim financial statements as at and for the period ended June 30, 2016.

For a complete overview of IFRS standards, published before January 1, 2016, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report on Form 20-F for 2015.

Taxes

Taxes on income for the six months interim period, ended June 30, 2016, are calculated using the tax rate that would be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

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Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the Condensed consolidated interim financial statements:

   Closing exchange rates

			USD	GBP
June 30, 2016	1	EUR	1.1110	0.8311
December 31, 2015	1	EUR	1.0863	0.7370

   Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2016	1	EUR	1.1160	0.7784
Six months ended June 30, 2015	1	EUR	1.1162	0.7322

2.1 Voluntary changes in accounting policies

On January 13, 2016, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Firstly, Aegon adopted a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the paragraphs below, details are provided for the changes in accounting policies including the impact on shareholders equity and net income.

Accounting related to certain reinsurance transactions

Aegon adopted one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The previous accounting policy recorded a deferred cost of reinsurance which was subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

The accounting policy on Deferred cost of reinsurance effective as of January 1, 2016 is as follows:

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business. When Aegon enters into a reinsurance contract as part of a plan to exit a business, an immediate loss is recognized in the income statement. Upon reinsurance, Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying contracts.

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. The amortization is recognized in the income statement.

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Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon adopts two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only affecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

The adjusted accounting policy effective on Liability adequacy testing as of January 1, 2016 for Aegon as a group and including insurance accounting for business in United Kingdom is as follows:

At each reporting date, the adequacy of the life insurance liabilities (including life insurance contracts for account of policyholders), net of VOBA (Value of business acquired) and DPAC (Deferred policy acquisition costs), is assessed using a liability adequacy test.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the balance sheet.

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then off set against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

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Level of aggregation

The previous accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom was on a geographical basis, therefore the total Aegon UK book is considered as one population. After the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that are managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Substantial modification

The previous accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that considers criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications. The change in accounting policy on Substantial modification effective as of January 1, 2016 is as follows: Within the United States, the Netherlands and the United Kingdom, substantially modified contracts are accounted for as extinguishment of the original liability and the recognition of a new liability.

Details of the impact of the adjustments on previous periods are provided in the following tables:

Impact of voluntary changes in accounting policies on condensed consolidated income statement
		YTD 2015	Change in accounting policy		YTD 2015 (restated)

	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Premium income	4	10,622	-	1,434	12,056
Benefits and expenses	8	19,466	(22)	1,515	20,959

Income tax (expense) / benefit		(180)	(15)	16	(179)

Impact on net income			7	(65)

Earnings per share (EUR per share)	17
Basic earnings per common share		0.36	-	(0.03)	0.33
Basic earnings per common share B		0.01	-	-	0.01
Diluted earnings per common share		0.36	-	(0.03)	0.33
Diluted earnings per common share B		0.01	-	-	0.01

Earnings per share calculation	17
Net income / (loss) attributable to equity holders of Aegon N.V.		827	7	(65)	770
Coupons on other equity instruments		(68)	-	-	(68)
Earnings attributable to common shares and common shares B		760	7	(65)	702

Weighted average number of common shares outstanding (in million)		2,097	-	-	2,097
Weighted average number of common shares B outstanding (in million)		582	-	-	582

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Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	YTD 2015 (as previously reported)	Change in accounting policy		YTD 2015 (restated)

		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Net income	828	7	(65)	770

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	1,277	(9)	(2)	1,265
Impact on comprehensive income		(2)	(67)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	1,187	(2)	(67)	1,118
Non-controlling interests	-	-	-	-

Impact of voluntary changes in accounting policies on the condensed consolidated statement of financial position
		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)

	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Assets
Intangible assets	11	2,110	-	(210)	1,901
Deferred expenses	16	12,547	(358)	(1,192)	10,997

Equity and liabilities
Shareholders’ equity		23,688	(112)	(1,135)	22,441

Insurance contracts		123,042	-	-	123,042
Investment contracts		17,718	-	-	17,718
Other liabilities		21,869	(247)	(266)	21,356

1 As reported in Aegon’s 2015 Annual Report on Form 20-F dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity
	December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)

		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Share capital	8,387	-	-	8,387
Retained earnings	9,075	(91)	(1,153)	7,832
Revaluation reserves	6,471	-	-	6,471
Remeasurement of defined benefit plans	(1,532)	-	-	(1,532)
Other reserves	1,286	(21)	18	1,283
Shareholders’ equity	23,688	(112)	(1,135)	22,441

1 As reported in Aegon’s 2015 Annual Report on Form 20-F dated March 25, 2016.

3. Segment information

Aegon’s most recent segment reporting was established in 2010 considering the requirements outlined in IFRS 8 – Operating Segments. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Between 2010 and 2015 Aegon had the following reportable segments: Americas, The Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and Variable Annuities Europe (VA Europe). Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon changed its managerial view to geographical areas and underlying businesses have developed since 2010, Aegon has evolved the way it manages its businesses including the internal managerial reports it uses to manage the businesses. Alignment of segment reporting with those changes and developments have been put in place in 2016 reflecting Aegon’s announcements related to

Unaudited	Page 14

its strategic plan. Accordingly as of January 1, 2016 Aegon adopted refinements to its segment reporting including presenting the operating segments as described above and introducing a separate presentation of the asset management business.

The following will be reported from 2016 onwards:

•	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
•	Europe, which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe and Spain & Portugal;
•	Asia: one operating segment which covers businesses operating in Hong Kong, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
•	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
•	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

The following table presents Aegon’s segment results excluding voluntary changes in accounting policies (as described in note 2.1) that were adopted as of January 1, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	72	113	(83)	(1)	1,018	3	1,020
Fair value items	(379)	246	(30)	(8)	(69)	-	(239)	(16)	(255)
Realized gains / (losses) on investments	(54)	241	56	9	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	(1)	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	11	-	11
Income/ (loss) before tax	230	725	109	114	(152)	(1)	1,026	(18)	1,007
Income tax (expense) / benefit	(4)	(168)	(16)	(46)	37	-	(198)	18	(180)
Net income/ (loss)	226	557	93	67	(115)	(1)	828	-	828
Inter-segment underlying earnings	(110)	(27)	(33)	164	6

Revenues
Life insurance gross premiums	3,443	1,413	2,890	1,372	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	96	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	122	-	-	401	(39)	362
Total gross premiums	4,578	1,858	2,915	1,590	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,235	142	192	(192)	4,388	(28)	4,360
Fee and commission income	849	172	21	403	-	(138)	1,307	(100)	1,208
Other revenues	7	-	-	4	2	-	14	(5)	9
Total revenues	7,260	3,216	4,171	2,139	199	(384)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	176	195

The following table presents the new segments excluding voluntary changes in accounting policies:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax	648	267	73	15	6	(1)	92	(83)	(1)	1,018	3	1,020
Fair value items	(379)	246	(41)	-	-	4	-	(69)	-	(239)	(16)	(255)
Realized gains / (losses) on investments	(54)	241	56	2	1	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	-	-	-	11	-	11
Income / (loss) before tax	230	725	98	16	7	7	94	(152)	(1)	1,026	(18)	1,007
Income tax (expense) / benefit	(4)	(168)	(14)	(7)	(4)	(9)	(28)	37	-	(198)	18	(180)
Net income / (loss)	226	557	83	9	3	(2)	66	(115)	(1)	828	-	828
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	2,991	261	90	920	-	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	1	37	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	3,016	345	167	978	-	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,237	23	21	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	4,301	389	195	1,106	323	202	(390)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	-	-	49	130	198

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The following table presents the impact of the voluntary changes in accounting policies (as presented in note 2.1) adopted as of January 1, 2016 on the new segments:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax	-	-	(81)	-	-	-	-	-	-	(81)	-	(81)
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	-	-	-	-	-	-	-	-	-	-
Run-off businesses	22	-	-	-	-	-	-	-	-	22	-	22
Income / (loss) before tax	22	-	(81)	-	-	-	-	-	-	(58)	-	(58)
Income tax (expense) / benefit	(15)	-	16	-	-	-	-	-	-	1	-	1
Net income / (loss)	7	-	(65)	-	-	-	-	-	-	(58)	-	(58)
Inter-segment underlying earnings	-	-	-	-	-	-	-	-

Revenues
Life insurance gross premiums	-	-	1,434	-	-	-	-	-	-	1,434	-	1,434
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	1,434	-	-	-	-	-	-	1,434	-	1,434
Investment income	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	1,434	-	-	-	-	-	-	1,434	-	1,434
Inter-segment revenues	-	-	-	-	-	-	-	-

The following table presents Aegon’s segment results after reflecting the voluntary changes in accounting policies (as presented in note 2.1) that came into effect as of January 1, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	(8)	15	6	(1)	92	(83)	(1)	937	3	940
Fair value items	(379)	246	(41)	-	-	4	-	(69)	-	(239)	(16)	(255)
Realized gains / (losses) on investments	(54)	241	56	2	1	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	-	-	-	(11)	-	(11)
Run-off businesses	33	-	-	-	-	-	-	-	-	33	-	33
Income / (loss) before tax	253	725	17	16	7	7	94	(152)	(1)	967	(18)	949
Income tax (expense) / benefit	(20)	(168)	2	(7)	(4)	(9)	(28)	37	-	(197)	18	(179)
Net income / (loss)	233	557	19	9	3	(2)	66	(115)	(1)	770	-	770
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	4,425	261	90	920	-	2	(51)	10,503	(219)	10,285
Accident and health insurance	1,135	166	25	1	37	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	4,450	345	167	978	-	5	(54)	12,326	(270)	12,056
Investment income	1,826	1,185	1,237	23	21	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	5,735	389	195	1,106	323	202	(390)	18,035	(402)	17,633
Inter-segment revenues	12	1	-	-	-	49	130	198

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

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The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and VA Europe (included in United Kingdom) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Unaudited	Page 17

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading. The impact of model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the Condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

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3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2016

Underlying earnings before tax geographically	554	267	30	29	3	1	82	(72)	2	897	10	907
Fair value items	(327)	(691)	28	-	-	(5)	-	(123)	-	(1,118)	(22)	(1,139)
Realized gains / (losses) on investments	37	111	132	(1)	(2)	5	1	-	-	283	(3)	280
Impairment charges	(57)	(14)	-	2	-	(1)	-	(7)	1	(76)	-	(76)
Impairment reversals	10	8	-	-	-	-	-	-	(1)	17	-	17
Other income / (charges)	35	-	(680)	-	-	-	-	4	-	(642)	-	(642)
Run-off businesses	47	-	-	-	-	-	-	-	-	47	-	47
Income / (loss) before tax	298	(319)	(490)	30	2	1	82	(198)	2	(592)	(14)	(606)
Income tax (expense) / benefit	(33)	82	8	(5)	(4)	(10)	(26)	48	-	61	14	75
Net income / (loss)	266	(237)	(482)	25	(2)	(9)	56	(150)	2	(531)	-	(531)
Inter-segment underlying earnings	(95)	(50)	(47)	(8)	-	37	119	43

Revenues
Life insurance gross premiums	3,568	1,217	4,531	198	96	576	-	2	(42)	10,146	(273)	9,874
Accident and health insurance	1,100	151	19	1	72	56	-	7	(3)	1,403	(13)	1,390
General insurance	-	184	-	90	48	-	-	-	-	321	(48)	273
Total gross premiums	4,668	1,551	4,550	288	216	632	-	9	(44)	11,871	(333)	11,538
Investment income	1,816	1,074	985	22	20	112	2	205	(203)	4,033	(25)	4,008
Fee and commission income	824	175	45	18	7	29	323	-	(123)	1,297	(98)	1,199
Other revenues	2	-	-	-	1	1	-	1	-	5	(1)	4
Total revenues	7,310	2,800	5,581	328	243	775	325	215	(370)	17,206	(457)	16,749
Inter-segment revenues	-	1	-	-	-	39	124	207

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	(8)	15	6	(1)	92	(83)	(1)	937	3	940
Fair value items	(379)	246	(41)	-	-	4	-	(69)	-	(239)	(16)	(255)
Realized gains / (losses) on investments	(54)	241	56	2	1	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	-	-	-	(11)	-	(11)
Run-off businesses	33	-	-	-	-	-	-	-	-	33	-	33
Income / (loss) before tax	253	725	17	16	7	7	94	(152)	(1)	967	(18)	949
Income tax (expense) / benefit	(20)	(168)	2	(7)	(4)	(9)	(28)	37	-	(197)	18	(179)
Net income / (loss)	233	557	19	9	3	(2)	66	(115)	(1)	770	-	770
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	4,425	261	90	920	-	2	(51)	10,503	(219)	10,285
Accident and health insurance	1,135	166	25	1	37	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	4,450	345	167	978	-	5	(54)	12,326	(270)	12,056
Investment income	1,826	1,185	1,237	23	21	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	5,735	389	195	1,106	323	202	(390)	18,035	(402)	17,633
Inter-segment revenues	12	1	-	-	-	49	130	198

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3.2 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

June 30, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	706	143	277	28	6	-	2	90	-	1,252
Debt securities	70,505	25,347	2,311	558	689	4,879	-	-	-	104,290
Loans	9,818	28,333	-	365	49	17	-	-	-	38,583
Other financial assets	12,288	392	294	7	-	-	58	170	-	13,209
Investments in real estate	738	1,163	-	2	-	-	-	-	-	1,902
Investments general account	94,054	55,378	2,882	961	744	4,896	61	260	-	159,236
Shares	-	8,969	14,836	275	11	-	-	-	(5)	24,086
Debt securities	4,953	16,039	10,270	242	11	-	-	-	-	31,515
Unconsolidated investment funds	95,398	18	34,263	879	57	-	-	-	-	130,615
Other financial assets	(44)	3,465	4,164	9	-	-	-	-	-	7,594
Investments in real estate	-	-	703	-	-	-	-	-	-	703
Investments for account of policyholders	100,306	28,491	64,236	1,405	80	-	-	-	(5)	194,512

Investments on balance sheet	194,360	83,869	67,118	2,366	824	4,896	61	260	(5)	353,749
Off balance sheet investments third parties	222,589	890	4,232	2,877	481	2,634	129,609	-	(1,012)	362,301
Total revenue generating investments	416,950	84,759	71,350	5,243	1,305	7,530	129,670	260	(1,017)	716,050
Investments
Available-for-sale	79,811	24,394	2,606	580	695	4,860	51	20	-	113,016
Loans	9,818	28,333	-	365	49	17	-	-	-	38,583
Financial assets at fair value through profit or loss	103,994	29,979	63,810	1,418	80	20	10	240	(5)	199,545
Investments in real estate	738	1,163	703	2	-	-	-	-	-	2,605
Total investments on balance sheet	194,360	83,869	67,118	2,366	824	4,896	61	260	(5)	353,749

Investments in joint ventures	10	806	-	-	474	139	123	1	-	1,553
Investments in associates	90	24	8	2	-	20	122	-	-	265
Other assets	28,157	23,820	13,718	305	228	2,856	256	32,926	(32,728)	69,537
Consolidated total assets	222,616	108,519	80,843	2,672	1,526	7,912	561	33,187	(32,733)	425,104

December 31, 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	652	136	506	38	2	-	2	124	-	1,460
Debt securities	65,284	23,370	13,185	525	636	4,391	-	-	-	107,390
Loans	10,062	27,692	-	340	62	19	-	88	-	38,263
Other financial assets	10,783	335	160	6	2	-	72	18	-	11,376
Investments in real estate	840	1,148	-	2	-	-	-	-	-	1,990
Investments general account	87,620	52,681	13,850	911	702	4,409	74	230	-	160,478
Shares	-	9,174	17,274	247	12	-	-	-	(8)	26,699
Debt securities	4,967	14,642	11,728	256	13	-	-	-	-	31,606
Unconsolidated investment funds	96,187	17	37,622	959	61	-	-	-	-	134,845
Other financial assets	10	2,923	3,115	6	1	-	-	-	-	6,054
Investments in real estate	-	-	1,022	-	-	-	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	-	-	-	(8)	200,226

Investments on balance sheet	188,784	79,437	84,610	2,379	789	4,409	74	230	(8)	360,704
Off balance sheet investments third parties	212,704	897	3,899	2,855	508	2,317	127,329	-	(1,069)	349,440
Total revenue generating investments	401,487	80,334	88,509	5,234	1,297	6,727	127,404	230	(1,077)	710,144
Investments
Available-for-sale	72,761	22,479	13,534	545	638	4,370	65	18	-	114,409
Loans	10,062	27,692	-	340	62	19	-	88	-	38,263
Financial assets at fair value through profit or loss	105,121	28,119	70,054	1,493	88	21	9	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	-	-	-	-	3,012
Total investments on balance sheet	188,784	79,437	84,610	2,379	789	4,409	74	230	(8)	360,704

Investments in joint ventures	7	837	-	-	505	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	12	126	-	-	242
Other assets	27,396	17,349	5,204	322	124	3,070	304	31,020	(31,881)	52,908
Consolidated total assets	216,262	97,642	89,822	2,701	1,417	7,592	613	31,254	(31,889)	415,415

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4. Premium income and premiums paid to reinsurers

EUR millions	YTD 2016	YTD 2015

Premium income
Life	9,874	10,285
Non-Life	1,664	1,771
Total	11,538	12,056

Premiums paid to reinsurers [1]
Life	1,403	1,298
Non-Life	131	138
Total	1,534	1,436
[1] Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 8 - Benefits and expenses.

Premium income Life includes EUR 1,317 million for Q2 2016 and EUR 2,118 million YTD 2016 (Q2 2015: EUR 971 million, YTD 2015 EUR 1,821 million) of premiums related to insurance policies upgraded to the new retirement platform in the UK.

5. Investment income

EUR millions	YTD 2016	YTD 2015

Interest income	3,269	3,538
Dividend income	675	754
Rental income	64	68
Total investment income	4,008	4,360

Investment income related to general account	2,867	3,032
Investment income for account of policyholders	1,141	1,328
Total	4,008	4,360

6. Results from financial transactions

EUR millions	YTD 2016	YTD 2015

Net fair value change of general account financial investments at FVTPL other than derivatives	(65)	48
Realized gains /(losses) on financial investments	281	268
Gains /(losses) on investments in real estate	26	17
Net fair value change of derivatives	(215)	(405)
Net fair value change on for account of policyholder financial assets at FVTPL	6,462	3,011
Net fair value change on investments in real estate for account of policyholders	(25)	14
Net foreign currency gains /(losses)	24	(28)
Net fair value change on borrowings and other financial liabilities	(3)	12
Realized gains /(losses) on repurchased debt	1	1
Total	6,485	2,937

The increase of the net fair value change on for account of policyholder financial assets at FVTPL in Q2 2016 compared with Q2 2015 is mainly driven by interest rates movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

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7. Other income

Other income of EUR 55 million in 2016 related mainly to the sale of Transamerica Financial Advisors. This transaction has resulted in a gain of USD 58 million (EUR 52 million). Refer to note 21 Acquisitions / divestments.

8. Benefits and expenses

EUR millions	YTD 2016	YTD 2015

Claims and benefits	23,088	19,301
Employee expenses	1,155	1,125
Administration expenses	631	612
Deferred expenses	(634)	(795)
Amortization charges	484	715
Total	24,724	20,959

The following table provides an analysis of “claims and benefits”:

EUR millions	YTD 2016	YTD 2015

Benefits and claims paid life	10,124	12,832
Benefits and claims paid non-life	1,068	1,037
Change in valuation of liabilities for insurance contracts	8,449	4,721
Change in valuation of liabilities for investment contracts	394	(2,441)
Other	(15)	(10)
Policyholder claims and benefits	20,020	16,140
Premium paid to reinsurers	1,534	1,436
Profit sharing and rebates	11	16
Commissions	1,524	1,710
Total	23,088	19,301

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 6,462 million (YTD 2015: EUR 3,011 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes changes in technical provisions for life insurance contracts of EUR 3,026 million negative (YTD 2015: EUR 533 million negative).

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9. Impairment charges/(reversals)

EUR millions	YTD 2016	YTD 2015

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	72	35
Impairment reversals on financial assets, excluding receivables [1]	(17)	(28)
Impact of the above impairments on the valuation of insurance assets and liabilities [1]	7	-
Impairment charges / (reversals) on non-financial assets and receivables	(2)	1
Total	60	7

Impairment charges on financial assets, excluding receivables, from:
Shares	20	2
Debt securities and money market instruments	39	17
Loans	13	15
Total	72	35

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(1)	(24)
Loans	(9)	(4)
Investments in associates	(7)	-
Total	(17)	(28)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3.1).

10. Other charges

Other charges of EUR 682 million mainly relate to the book loss of the sale on the UK annuity portfolio. For more details on the sale of the UK annuity portfolio refer to note 19 Assets and Liabilities held for sale and note 21 Acquisitions/divestments.

11. Intangible assets

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Goodwill	281	299
VOBA	1,393	1,472
Future servicing rights	65	57
Software	55	61
Other	12	12
Total intangible assets	1,805	1,901

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates.

12. Investments

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Available-for-sale (AFS)	113,016	114,409
Loans	38,583	38,263
Financial assets at fair value through profit or loss (FVTPL)	5,736	5,816
Financial assets, for general account, excluding derivatives	157,334	158,488
Investments in real estate	1,902	1,990
Total investments for general account, excluding derivatives	159,236	160,478

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Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	701	551	-	1,252
Debt securities	101,984	2,306	-	104,290
Money market and other short-term investments	9,006	487	-	9,493
Mortgages loans	-	-	33,116	33,116
Private loans	-	-	3,050	3,050
Deposits with financial institutions	-	-	192	192
Policy loans	-	-	2,113	2,113
Other	1,325	2,392	113	3,829
June 30, 2016	113,016	5,736	38,583	157,334

	AFS	FVTPL	Loans	Total

Shares	820	640	-	1,460
Debt securities	105,151	2,239	-	107,390
Money market and other short-term investments	7,141	303	-	7,444
Mortgages loans	-	-	32,899	32,899
Private loans	-	-	2,847	2,847
Deposits with financial institutions	-	-	106	106
Policy loans	-	-	2,201	2,201
Other	1,297	2,635	210	4,141
December 31, 2015	114,409	5,816	38,263	158,488

13. Investments for account of policyholders

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Shares	24,086	26,699
Debt securities	31,515	31,606
Money market and short-term investments	1,616	1,907
Deposits with financial institutions	2,591	1,222
Unconsolidated investment funds	130,615	134,845
Other	3,387	2,925
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	193,810	199,204
Investment in real estate	703	1,022

Total investments for account of policyholders	194,512	200,226

14. Derivatives

The movements in derivative balances mainly result from changes in interest rates during the period as well as purchases and disposals.

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15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	53	303	345	701
Debt securities	30,627	67,278	4,078	101,984
Money markets and other short-term instruments	-	9,006	-	9,006
Other investments at fair value	-	464	860	1,325
Total Available-for-sale investments	30,680	77,052	5,283	113,016

Fair value through profit or loss
Shares	200	351	-	551
Debt securities	26	2,274	6	2,306
Money markets and other short-term instruments	150	337	-	487
Other investments at fair value	2	1,131	1,258	2,392
Investments for account of policyholders [1]	120,231	72,043	1,535	193,810
Derivatives	59	17,572	453	18,084
Total Fair value through profit or loss	120,668	93,709	3,253	217,629
Total financial assets at fair value	151,348	170,760	8,536	330,645

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	17,968	22,804	139	40,911
Borrowings [3]	-	607	-	607
Derivatives	87	12,856	4,011	16,955
Total financial liabilities at fair value	18,056	36,267	4,150	58,473

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Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at December 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money markets and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
Total Available-for-sale investments	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money markets and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders [1]	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Total Fair value through profit or loss	121,552	91,775	3,239	216,566
Total financial assets at fair value	150,313	172,058	8,604	330,975

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,943	23,266	156	40,365
Borrowings [3]	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total financial liabilities at fair value	16,946	32,665	2,260	51,871
[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2016.

Fair value transfers
EUR millions	YTD 2016		Full Year 2015
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	5	2	14	156
Total	5	2	14	156

Fair value through profit or loss
Shares	-	-	-	40
Investments for account of policyholders	-	(8)	(3)	209
Total	-	(8)	(3)	248
Total financial assets at fair value	5	(6)	11	405

Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	-	-	1
Total financial liabilities at fair value	-	-	-	1

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Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	8	(2)	98	(49)	-	(3)	-	-	345	-
Debt securities	4,144	12	39	202	(103)	(121)	(47)	649	(695)	4,078	-
Other investments at fair value	928	(72)	18	107	(98)	(2)	(21)	-	-	860	-
	5,365	(52)	54	407	(250)	(124)	(72)	649	(695)	5,283	-
Fair value through profit or loss
Debt securities	6	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(41)	-	136	(108)	-	(28)	219	(185)	1,258	(38)
Investments for account of policyholders	1,745	(53)	-	177	(265)	-	(37)	4	(37)	1,535	(57)
Derivatives	222	52	-	77	108	-	(6)	-	-	453	41
	3,239	(42)	-	390	(264)	-	(71)	223	(222)	3,253	(55)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(13)	-	6	(5)	-	(3)	-	(2)	139	(13)
Derivatives	2,104	2,120	-	-	(206)	-	(7)	-	-	4,011	2,127
	2,260	2,107	-	6	(210)	-	(10)	-	(2)	4,150	2,114

EUR millions	January 1, 2015	Total gains / losses in income statement 1	Total gains / losses in OCI 2	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 ³
Financial assets carried at fair value available-for-sale investments
Shares	280	32	30	92	(124)	(33)	16	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	182	(359)	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	182	(359)	5,365	-
Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	(9)	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	291	(162)	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	(83)	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	222	(176)
	3,530	(67)	-	677	(1,124)	-	188	291	(255)	3,239	(74)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	(5)	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	(5)	2,260	(969)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2016, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 872 million (full year 2015: EUR 473 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2016, Aegon transferred EUR 919 million (full year 2015: EUR 619 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

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The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2016	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	202	Net asset value	n.a.	n.a.
	143	Other	n.a.	n.a.
	345

Debt securities

	3,384	Broker quote	n.a.	n.a.
	206	Discounted cash flow	Credit spread	1.55% - 4.28% (3.37%)
	489	Other	n.a.	n.a.
	4,078

Other investments at fair value
Tax credit investments	752	Discounted cash flow	Discount rate	6.6%
Investment funds	69	Net asset value	n.a.	n.a.
Other	39	Other	n.a.	n.a.
June 30, 2016	860

Fair value through profit or loss
Debt securities	6	Other	n.a.	n.a.
	6

Other investments at fair value
Investment funds	1,226	Net asset value	n.a.	n.a.
Other	32	Other	n.a.	n.a.
	1,258

Derivatives [3]

Longevity swap	45	Discounted cash flow	Mortality	n.a.
Longevity swap	96	Discounted cash flow	Risk free rate	0.14% - 1.72% (0.82%)
Other	306	Other	n.a.	n.a.
June 30, 2016	447

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,968	Discounted cash flow	Own Credit spread	0.35%
Other	2,043	Other	n.a.	n.a.
Total financial liabilities at fair value	4,011

[1]	Other in the table above (column Valuation technique) includes investments for w hich the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included w hen no significant unobservable assumption has been identified and used.
[3]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 7 million.

The description of Aegon’s methods of determining fair value is included in Aegon’s Annual Report on Form 20-F 2015. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

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Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 189 million (December 31, 2015: EUR 120 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.37% (December 31, 2015: 2.84%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 6.6% (December 31, 2015: 7.4%).

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Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost- of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

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Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.35% (December 31, 2015: 0.33%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2016	Total estimated fair value June 30, 2016	Carrying amount December 31, 2015	Total estimated fair value December 31, 2015
Assets
Mortgage loans - held at amortized cost	33,116	38,832	32,899	37,648
Private loans - held at amortized cost	3,050	3,525	2,847	3,165
Other loans - held at amortized cost	2,417	2,417	2,517	2,517

Liabilities
Trust pass-through securities - held at amortized cost	159	148	157	146
Subordinated borrowings - held at amortized cost	760	804	759	828
Borrowings – held at amortized cost	11,469	11,883	11,829	12,194
Investment contracts - held at amortized cost	18,286	18,864	17,260	17,860

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

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16. Deferred expenses

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	9,862	10,457
Deferred cost of reinsurance	67	72
Deferred transaction costs for investment management services	456	467
Total deferred expenses	10,386	10,997
17. Share capital

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Share capital - par value	329	328
Share premium	7,979	8,059
Total share capital	8,308	8,387

Share capital - par value
Balance at January 1	328	327
Issuance	1	-
Share dividend	-	-
Balance	329	328

Share premium
Balance at January 1	8,059	8,270
Share dividend	(80)	(211)
Balance	7,979	8,059

Basic and diluted earnings per share

EUR millions	YTD 2016	YTD 2015

Earnings per share (EUR per share)
Basic earnings per common share	(0.29)	0.33
Basic earnings per common share B	(0.01)	0.01
Diluted earnings per common share	(0.29)	0.33
Diluted earnings per common share B	(0.01)	0.01

Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	(531)	770
Coupons on other equity instruments	(64)	(68)
Earnings attributable to common shares and common shares B	(595)	702

Earnings attributable to common shareholders	(591)	697
Earnings attributable to common shareholders B	(4)	5

Weighted average number of common shares outstanding (in millions)	2,061	2,097
Weighted average number of common shares B outstanding (in millions)	583	582

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Dividend

On May 20, 2016 the Annual General Meeting of Shareholders, approved a final dividend for the year 2015 of EUR 0.13 per common share, payable in either cash or stock. After taking into account the interim dividend 2015 of EUR 0.12 per common share, this resulted in a total 2015 dividend of EUR 0.25 per common share. Final dividend for the year and total 2015 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

43% of shareholders elected to receive the stock dividend. Those who elected for a stock dividend received one Aegon common share for every 30 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 13 up to and including June 17, 2016. The average share price calculated on this basis amounted to EUR 3.9057. The stock dividend and the cash dividend are approximately equal in value.

Share buyback

As announced on January 13, 2016, Aegon executed a share buyback program in which 83,116,535 common shares were repurchased. These common shares have been repurchased as part of a program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013.

The first tranche of 41,082,683 million common shares was completed on March 31, 2016. Between April 1, 2016 and May 19, 2016, 42,033,852 common shares were repurchased at an average price of EUR 4.7581 per share. It was decided at the Annual General Meeting of Shareholders on May 20, 2016, to cancel all repurchased shares under this program.

18. Borrowings

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Capital funding	1,905	2,015
Operational funding	10,172	10,430
Total borrowings	12,077	12,445

Included in borrowings is EUR 607 million relating to borrowings measured at fair value (December 31, 2015: EUR 617 million).

In the first half of 2016 Aegon redeemed EUR 450 million of ECB LTRO, EUR 225 million of ECB MRO and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million. In addition, Aegon entered into a USD 2 billion liquidity program from the Federal Home Loan Bank and issued a EUR 493 million covered bond.

19. Assets and Liabilities held for sale

In the first half of 2016 Aegon sold its UK annuity portfolio in two parts. On April 11, 2016 Aegon announced the sale of around GBP 6 billion of the portfolio to Rothesay Life. On May 23, 2016 Aegon announced the sale of around GBP 3 billion of the portfolio to Legal & General. Aegon incurred a book loss on the transaction before tax of GBP 530 million (EUR 682 million), reported in the line other charges in the Condensed consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). Under the terms of the agreements, Aegon reinsured GBP 6.8 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer1, which is subject to court approval. The loss on the reinsurance transaction is GBP 1.9 billion (EUR 2.4 billion) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance

1 An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

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liabilities. Upon disposal an amount of GBP 1.4 billion (EUR 1.8 billion) related to a positive revaluation reserve has been recycled from equity through profit and loss account. Taking into account the results of the sale of the related bonds leads to abovementioned result on the transaction of GBP 530 million.

The major type of assets included in the assets held for sale comprise of the reinsurance asset. The liability included in the liabilities held for sale are the insurance liabilities related to the UK annuity portfolio.

The UK annuity portfolio was included in the United Kingdom segment.

20. Commitments and contingencies

There have been no material changes in contingent assets and liabilities to those reported in the 2015 consolidated financial statements of Aegon.

21. Acquisitions / divestments

On May 3, 2016, Aegon announced it has agreed to buy BlackRock’s UK defined contribution (DC) platform and administration business. Under the purchase agreement, Aegon will acquire approximately GBP 12 billion (EUR 15.2 billion) of assets and 350,000 customers from BlackRock, which serves institutional and retail clients. The transaction is subject to customary closing conditions and a Part VII transfer of the underlying assets and liabilities to Aegon, which is subject to regulatory and court approval.

On May 13, 2016, Aegon completed the sale of certain assets of Transamerica Financial Advisors, a full service independent broker-dealer and registered investment adviser, following regulatory approval. The transaction resulted in a pre-tax gain of USD 58 million (EUR 52 million) recorded in the second quarter of 2016. See also note 7.

During the second quarter of 2016, Aegon announced the divestment of its GBP 9 billion annuity portfolio in the United Kingdom through two transactions, to Rothesay Life and Legal & General. Under the terms of the agreement, Aegon reinsured GBP 9 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer, which is subject to court approval. The reinsurance transaction resulted in a pre-tax book loss of GBP 530 million (EUR 682 million) recorded in the second quarter of 2016 and reported in the line other charges in the Condensed consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). See also note 19.

22. Post reporting date events

On January 18, 2016 Aegon Nederland N.V. sold its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios. The transaction was subsequently approved by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt). Aegon completed the sale on July 1, 2016. Therefore the results of this divested business continued to be reflected in Aegon’s reported results for the first half of 2016. Aegon will derecognize this business and record the result on the sale in Q3 2016.

On July 4, 2016 Aegon announced and started a share buy back program of 29,258,662 common shares to neutralize the dilutive effect of the 2015 final stock dividend. These shares will be held as treasury shares and will be used to pay future stock dividends.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts. Aegon has substantive supplemental information in its annual and quarterly accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in Form 20-F in Aegon’s 2015 Annual Report on Form 20-F filed with the SEC on March 25, 2016.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS). Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in Aegon’s Annual Report on Form 20-F 2015 (i.e. note 3 and note 47 of the notes to the consolidated financial statements). For reference purposes, note 13 of the notes to the Condensed consolidated interim financial statements in Item 1 includes more detail on the valuation techniques for certain Level III financial instruments.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is generally based on current assumptions or on the assumptions established at the inception of the contract. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income

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statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Actuarial assumption and model updates

Assumptions are reviewed periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

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Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 144 million (2015: EUR 147 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.9 billion at June 30, 2016 (December 31, 2015: EUR 3.0 billion).

A relative increase ranging from 5% to 10% to the mortality assumption, dependent on the block of business, would reduce net income by approximately EUR 102 million (December 31, 2015: EUR 103 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 76 million (December 31, 2015: EUR 76 million).

Other reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 36 million (per assumption change) (December 31, 2015: EUR 37 million).

Deferred expenses

The movements in DPAC and deferred cost of reinsurance over the first six months of 2016 compared with the first six months of 2015 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2016	10,457	72	467
Costs deferred/rebates granted during the year	610	-	24
Amortizations through income statement	(378)	(4)	(15)
Shadow accounting adjustments	(471)	-	-
Net exchange differences	(342)	(2)	(20)
Other	(5)	-	-
At June 30, 2016	9,862	67	456

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2015	9,524	86	409
Costs deferred/rebates granted during the year	770	-	25
Amortizations through income statement	(601)	(11)	(16)
Shadow accounting adjustments	434	-	-
Net exchange differences	819	7	36
Other	1	-	-
At June 30, 2015	10,947	82	455

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DPAC per strategic business unit is as follows per June 30, 2016 and December 31, 2015:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Holdings and other activities	Total
Life	5,915	29	153	77	1	681	-	6,857
Individual savings and retirement products	1,772	-	37	-	-	-	-	1,809
Pensions	-	61	899	-	-	-	-	960
Run-off business	236	-	-	-	-	-	-	236
At June 30, 2016	7,924	91	1,089	77	1	681	-	9,862

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Holdings and other activities	Total
Life	6,010	34	163	84	1	745	9	7,046
Individual savings and retirement products	1,924	-	-	-	-	-	-	1,924
Pensions	-	63	1,101	-	-	-	-	1,164
Run-off businesses	323	-	-	-	-	-	-	323
At December 31, 2015	8,258	97	1,264	84	1	745	9	10,457

VOBA

The movement in VOBA over the first six months of 2016 compared with the first six months of 2015 can be summarized and compared as follows:

EUR millions	YTD 2016	YTD 2015

At January 1	1,472	1,546
Amortization/depreciation through income statement	(84)	(78)
Shadow accounting adjustments	51	53
Net exchange differences	(46)	132
Other	-	(1)
At June 30	1,393	1,653

VOBA per strategic business unit is as follows per June 30, 2016 and December 31, 2015:

EUR millions	Americas	The Netherlands	United Kingdom	Asia	Total

Life	1,021	-	-	10	1,031
Individual savings and retirement products	178	-	-	-	178
Pensions	10	24	131	-	165
Distribution	-	8	-	-	8
Run off businesses	12	-	-	-	12
At June 30, 2016	1,220	32	131	10	1,393

EUR millions	Americas	The Netherlands	United Kingdom	Asia	Total

Life	1,036	-	-	10	1,046
Individual savings and retirement products	189	-	-	-	189
Pensions	11	27	159	-	197
Distribution	-	10	-	-	10
Run off businesses	31	-	-	-	31
At December 31, 2015	1,267	36	159	10	1,472

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2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these life contingent guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;
c.	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting and presented together with insurance contracts; and
d.	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a.	Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

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The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

Liabilities for financial guarantees for minimum benefits
EUR millions	United States [1]	The Netherlands [2]	United Kingdom	Total [3]
At January 1, 2016	510	1,432	56	1,998
Incurred guarantee benefits [4]	1,442	417	56	1,915
Net exchange differences	(5)	-	-	(5)
At June 30, 2016	1,946	1,849	112	3,908
Balance at June 30, 2016
Account value [5]	33,202	8,219	1,365	42,786
Net amount at risk [6]	516	2,429	112	3,057

At January 1, 2015	1,087	1,733	53	2,873
Incurred guarantee benefits [4]	(686)	(301)	-	(987)
Paid guarantee benefits	-	-	(2)	(2)
Net exchange differences	109	-	-	109
At December 31, 2015	510	1,432	51	1,993
Balance at December 31, 2015
Account value [5]	33,182	7,624	1,446	42,252
Net amount at risk [6]	222	1,636	(56)	1,803

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The change in liabilities for financial guarantees for minimum benefits in 2016 mainly relates to fair value movements due to decreasing interest rates, partly offset by increased equity markets and widening own credit spread.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2016, the reinsured account value was EUR 2.3 billion (December 2015: EUR 2.5 billion) and the guaranteed remaining balance was EUR 1.5 billion (December 2015: EUR 1.7 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2016, the contract had a value of EUR 103 million (December 31, 2015: EUR 69 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Midcap, Russell 2000 and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

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b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2016, was EUR 333 million (December 31, 2015: EUR 365 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder

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The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2016	544	816	1,359
Incurred guarantee benefits [5]	58	81	139
Paid guarantee benefits	(45)	(50)	(95)
Net exchange differences	(12)	(18)	(30)
At June 30, 2016	544	829	1,373

	GMDB [1,3]	GMIB [2,3]
Balance at June 30, 2016
Account value [6]	51,433	5,399
Net amount at risk [7]	2,806	688
Average attained age of contractholders	69	69

At January 1, 2015	419	782	1,201
Incurred guarantee benefits [5]	147	(19)	127
Paid guarantee benefits	(72)	(35)	(107)
Net exchange differences	49	88	137
At December 31, 2015	544	816	1,359

	GMDB [1,3]	GMIB [2,3]
Balance at December 31, 2015
Account value [6]	52,346	5,760
Net amount at risk [7]	2,934	641
Average attained age of contractholders	69	69
[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d.	Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates

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ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 36 Insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2016	4,741
Incurred guarantee benefits [3]	2,031
At June 30, 2016	6,772
Balance at June 30, 2016
Account value [4]	18,392
Net amount at risk [5]	6,375

At January 1, 2015	5,433
Incurred guarantee benefits [3]	(692)
At December 31, 2015	4,741
Balance at December 31, 2015
Account value [4]	18,112
Net amount at risk [5]	4,205

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recoqnized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 13 of the interim financial statements.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.4% at June 30, 2016, and 24.2% at December 31, 2015. Correlations of market returns across

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underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net loss before tax of EUR 475 million for the six months ended June 30, 2016 (six months ended June 30, 2015: loss of EUR 55 million). The main drivers of this loss before tax are negative results related to decreases in risk free rates of EUR 3,784 million loss (six months ended June 30, 2015: EUR 1,083 million gain), DPAC offset and other contributed a loss of EUR 426 million (six months ended June 30, 2015: EUR 223 million gain) and a loss of EUR 12 million related to increases in equity volatilities (six months ended June 30, 2015: EUR 8 million loss), partly offset by hedges related to the guarantee reserves contributed fair value gain of EUR 3,367 million to income before tax (six months ended June 30, 2015: EUR 1,466 million loss), a gain of EUR 187 million related to widening own credit spread (the first six months of 2015: EUR 8 million gain) and a gain of EUR 204 million related to a increase in equity markets (six months ended June 30, 2015: EUR 104 million gain).

Guarantee reserves increased EUR 4,106 million in the first six months of 2016 (six months ended June 30, 2015: decrease of EUR 1,497 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2016, and December 31, 2015:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
June 30, 2016
Debt securities and money market instruments
United States Government	9,906	1,954	(82)	11,778	10,910	868
Dutch Government	4,243	1,637	-	5,880	5,880	-
Other Government	12,442	1,623	(5)	14,060	13,795	265
Mortgage backed securities	9,427	480	(133)	9,774	7,813	1,960
Asset backed securities	6,684	191	(123)	6,752	3,864	2,889
Corporate	48,935	5,410	(605)	53,740	47,576	6,164
Money market investments	9,006	-	-	9,006	9,006	-
Other	1,140	229	(44)	1,325	1,230	95
Total	101,784	11,524	(993)	112,315	100,074	12,241

Of which held by Aegon Americas, NL and UK	96,047	11,065	(970)	106,142	94,549	11,593

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
December 31, 2015
Debt securities and money market instruments
United States Government	8,351	866	(140)	9,077	6,266	2,811
Dutch Government	4,245	822	-	5,068	5,049	19
Other Government	14,308	2,297	(18)	16,587	15,497	1,090
Mortgage backed securities	9,991	437	(163)	10,265	6,239	4,025
Asset backed securities	8,432	548	(128)	8,852	5,171	3,682
Corporate	52,585	4,066	(1,348)	55,302	40,336	14,967
Money market investments	7,141	-	-	7,141	7,141	-
Other	1,120	232	(56)	1,297	1,234	63
Total	106,173	9,268	(1,852)	113,589	86,932	26,657

Of which held by Aegon Americas, NL and UK	100,715	9,029	(1,766)	107,979	83,616	24,363

Unrealized losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities and money market investments in an unrealized loss position at June 30, 2016 and December 31, 2015, is presented in the following table:

Unrealized losses - debt securities and money market investments

EUR millions	Jun. 30, 2016		Dec. 31, 2015

	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage-backed securities (RMBSs)	1,395	(150)	1,823	(155)
Commercial mortgage-backed securities (CMBSs)	858	(19)	2,152	(39)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,527	(35)	1,710	(38)
ABSs - Other	927	(48)	1,501	(47)
Financial Industry - Banking	1,060	(183)	1,919	(169)
Financial Industry - Insurance	274	(32)	678	(43)
Financial Industry - Other	329	(16)	711	(31)
Industrial	3,721	(341)	9,036	(976)
Utility	333	(16)	1,019	(57)
Sovereign	1,073	(87)	3,753	(154)
Total held by Aegon Americas, NL and UK	11,499	(927)	24,300	(1,710)
Held by other segments	647	(22)	2,294	(86)
Total	12,146	(949)	26,594	(1,796)

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As of June 30, 2016, there are EUR 10,836 million (December 31, 2015: EUR 8,797 million) of gross unrealized gains and EUR 927 million (December 31, 2015: EUR 1,710 million) of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. Three issuers each represents more than 4% of the total unrealized loss position. The unrealized losses relate to securities issued by the government of the United States of America, Belfius Bank and SASCO 2007-RM1.

Financial and credit market conditions were mixed during the first six months of 2016. Developed-world growth remains positive, but generally below potential, frustrating policy-makers’ efforts to generate a strong recovery. Emerging Market growth, including China, was fairly low, though equity markets in EM have rebounded somewhat from very weak levels at the start of 2016. In June 2016, European markets were volatile in anticipation of the UK referendum result and declined sharply after the “Brexit” result was known. Due to central bank action and supported by very low rates, equity markets recovered again. US equity markets had mixed and modest returns, while global developed markets were generally weaker. European equities were negatively impacted by concerns about bank profitability and the impact of “Brexit”. The US dollar, after strengthening in 2015, weakened against most currencies. The US Federal Reserve maintained the 25 to 50 basis point Fed Funds target range that it established in December 2015. Longer US Treasury rates, along with most global interest rates, fell significantly during the first half of 2016, especially the “Brexit” referendum caused a sharp rally in bonds, as markets expect the US Federal Reserve to stay on hold. The purchase programme of the European Central Bank (ECB) and “Brexit” drove European yields lower. ECB started its corporate bond buying programme in June 2016. Corporate default rates, with the exception of energy-related credits, have remained relatively low largely due to readily available access to funding and strong corporate balance sheet fundamentals. Credit spreads were sharply wider during the early months of 2016, but rallied to end the first half slightly tighter. Oil prices rose from multi-year lows, trading roughly between USD $45 and USD 50 per barrel in June. OPEC failed to reach agreement on production cap, but prices were supported by outages.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) internationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

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Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,694 million (December 31, 2015: EUR 5,011 million) of residential mortgage- backed securities (RMBS), of which EUR 3,953 million (December 31, 2015: EUR 4,233 million) is held by Aegon Americas, EUR 721 million (December 31, 2015: EUR 757 million) by Aegon the Netherlands and EUR 20 million (December 31, 2015: EUR 21 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 89 million (December 31, 2015: EUR 93 million), which are classified as fair value through profit or loss.

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,634	-	-	-	-	1,634	1,670
Prime jumbo	-	1	1	12	179	192	205
Alt-A	-	40	27	2	366	435	507
Negative amortization floaters	-	-	-	1	710	710	717
Reverse mortgage RMBS	-	-	-	132	43	175	125
Subprime mortgage	1	31	113	60	535	739	786
Manufactured housing	-	-	2	11	15	29	31
At June 30, 2016	1,635	72	143	218	1,848	3,914	4,041

Of which insured	-	-	56	8	230	295	284

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,471	-	-	-	-	1,471	1,493
Prime jumbo	-	1	1	13	199	213	224
Alt-A	-	-	30	3	476	509	596
Negative amortization floaters	-	-	-	1	781	782	807
Reverse mortgage RMBS	-	-	-	190	46	237	171
Subprime mortgage	1	43	119	79	600	843	908
Manufactured housing	-	-	1	15	19	35	33
At December 31, 2015	1,472	44	151	301	2,121	4,090	4,232

Of which insured	-	-	30	-	15	45	49

RMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

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Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 3% to 34% with a weighted average of approximately 5.7% (December 31, 2015: 5.2%), assumed defaults on delinquent loans range from 57% to 95% with a weighted average of approximately 80.6% (December 31, 2015: 85.8%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 75%, with a weighted average of approximately 54.3% (December 31, 2015: 55.7%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 18% with a weighted average of approximately 6.0% (December 31, 2015: 6.1%), assumed defaults on delinquent loans range from 77% to 100% with a weighted average of approximately 88.1% (December 31, 2015: 89.6%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 3% to 103%, with a weighted average of approximately 64.3% (December 31, 2015: 72.1%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. Aegon impairs its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 150 million (December 31, 2015: 155 million), of which EUR 135 million (December 31, 2015: EUR 147 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 131 million (December 31, 2015: EUR 159 million), including a EUR 127 million (December 31, 2015: EUR 145 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has continued to improve as evidenced by rising home prices and sales volume. The pace of improvement has slowed considerably from the rapid pace seen post- financial crisis, and is expected continue to moderate in the coming years. However, the positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated. The improving housing market and underlying loan credit performance has led to significant credit spread tightening across the asset class for the past few years, but spreads have widened modestly during first half of 2016.

There are no individual issuers rated below investment grade in this RMBS sector which have an unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s RMBS instruments (AFS and FVTPL) were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2016	Level II	Level III	Dec. 31, 2015
RMBS	3,926	205	4,131	4,068	258	4,326

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Commercial mortgage-backed securities

As of June, 30, 2016, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,200 million (December 31, 2015: EUR 5,636 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 4,953 million (December 31, 2015: EUR 4,969 million) is held by Aegon USA, EUR 206 million (December 31, 2015: EUR 590 million) by Aegon UK and EUR 41 million (December 31, 2015: EUR 78 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 19 million as of June 30, 2016 (December 31, 2015: EUR 39 million). All gross unrealized losses relate to positions held by Aegon USA. The total net unrealized gain on the available- for-sale CMBS as of June 30, 2016, is EUR 239 million (December 31, 2015: EUR 181 million), of which EUR 184 million (December 31, 2015: EUR 61 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 54 million (December 31, 2015: EUR 119 million) and Aegon the Netherlands at EUR 1 million (December 31, 2015: EUR 1 million). Throughout 2016, CMBS fundamentals have continued to slowly improve in 2016 as the pace of credit deterioration has continued to moderate and financing availability remained high. However, commercial real estate valuations increases have slowed as we have reached peak levels. Liquidity remains reasonable for the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 1 million (December 31, 2015: EUR 1 million), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,684	760	153	65	108	4,770	4,954
At June 30, 2016	3,684	760	153	65	108	4,770	4,954

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,879	705	87	119	117	4,908	4,969
At December 31, 2015	3,879	705	87	119	117	4,908	4,969

CMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modelingsoftware is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

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Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2016.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s CMBS instruments (AFS and FVTPL) were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2016	Level II	Level III	Dec. 31, 2015
CMBS	4,898	58	4,956	4,910	60	4,970

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,559 million (December 31, 2015: EUR 7,213 million) of AFS ABS instruments of which EUR 3,118 million (December 31, 2015: EUR 3,178 million) is held by Aegon USA, EUR 2,295 million (December 31, 2015: EUR 2,396 million) by Aegon the Netherlands and EUR 146 million (December 31, 2015: EUR 1,639 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 12 million (December 31, 2015: EUR 12 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 82 million as of June 30, 2016 (December 31, 2015: EUR 85 million). Aegon USA has EUR 50 million (December 31, 2015: EUR 55 million) of this gross unrealized loss, followed by Aegon the Netherlands at EUR 31 million (December 31, 2015: EUR 29 million). The stronger financial and economic conditions have helped stabilize in the US, which can be attributed to increased investor demand being met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting wider credit spreads over the course of the year. Meanwhile, the European ABS market had a volatile first half of the year due to macroeconomic concerns about a slowdown in global economic growth and political events.

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The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

AFS ABS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	457	26	33	-	-	517	535
Autos	336	6	39	41	-	423	427
Small business loans	-	2	10	-	129	140	131
CDOs backed by ABS, Corp. bonds, Bank loans	1,764	720	304	117	93	2,998	2,975
Other ABS	520	177	624	141	25	1,488	1,515
At June 30, 2016	3,078	931	1,011	299	246	5,566	5,584

AFS ABS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	392	63	36	-	-	491	505
Autos	246	18	13	20	-	297	297
Small business loans	-	3	12	-	151	166	154
CDOs backed by ABS, Corp. bonds, Bank loans	1,747	744	304	128	107	3,031	3,005
Other ABS	738	424	1,708	333	53	3,256	3,636
At December 31, 2015	3,122	1,252	2,074	482	312	7,241	7,596

There were no individual issuers rated below investment grade in this ABS sector that have unrealized loss positions greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2016	Level II	Level III	Dec. 31, 2015
ABSs	2,373	3,211	5,584	4,443	3,161	7,605

Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial Sector – Banking Sub-Sector

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 8,740 million (December 31, 2015: EUR 9,157 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 183 million (December 31, 2015: EUR 169 million) and the net unrealized gain on these bonds amounts to EUR 265 million (December 31, 2015: EUR 327 million).

Bank regulators have implemented in April 2015 a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an attempt to reduce systemic risk. Many banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines. The focus shifted into aligning recent bank guidelines and capital requirements that regulators and central governments have been adopting. Globally, risk concentrations on bank balance sheets continue to exist, but central banks are accommodative. Confidence in the sector has increased materially since the financial crisis. This trend should continue since the European Central Bank took over as bank regulator with a pragmatic and hands on approach.

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Within the banking sub-sector, Aegon holds EUR 750 million (December 31, 2015: EUR 1,053 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 156 million (December 31, 2015 EUR 119 million).

There is one individual issuer rated below investment grade in the banking sub-sector that has unrealized loss greater than EUR 25 million.

EUR millions	Category	Fair value	Unrealized loss	Rating	Aging of unrealized Loss
Belfius Bank & Insurance	Banking	73	50	BB+	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 73 million as of June 30, 2016 (December 31, 2015: EUR 90 million). These below investment grade securities had gross unrealized losses of EUR 50 million as of June 30, 2016 (December 31, 2015: EUR 36 million).

Belfius Bank SA was created as a result of the financial crisis, Belfius Bank has been 100% owned by the Belgium Government since it was split out of Dexia in October, 2011. It has a stable and top tier domestic market position with good business diversification. The bank operates as a bank-insurer, providing public finance, project finance and other financial services to local governments, the public welfare sector and retail and corporate clients. Historically, the bank’s credit risk has been centered on three areas: 1) an oversized bond investment portfolio (wholesale funded); 2) a large amount of credit guarantees provided by Belfius and reinsured with monolines on bonds issued by entities principally active in infrastructure and public utilities projects; and 3) a significant level of funding exposure to Dexia Group. The material de-risking by the bank since 2011, combined with a relatively stable bank- insurance business model, has improved earnings. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2016.

Corporate - Industrial sector

The Corporate - Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Basic Industry sub-sector.

Corporate - Industrial sector - Basic Industry sub-sector

The Basic Industry sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the gross unrealized loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, ferrous metals, precious metals, iron ore and coal. Slowing economic data out of China has resulted in reduced demand for the base metals and bulk steel-making commodities as the country comprises from 40%-60% of global consumption for most of these commodities. A lack of a material response on the supply side for these commodities has driven significant pricing pressure. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs, increasing competition from global peers and the potential for lower margins given falling oil prices. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products, such as newsprint, remain challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2016.

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There are no remaining individual issuers rated below investment grade in the Corporate - Industrial sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Energy industry sector

The Corporate - Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to independent oil and gas producers, as well as oil field services and drilling. Low oil and natural gas prices have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by margin pressure resulting from new capacity additions and lower capital spending by their upstream client base. Commodity price pressure has been the result of strong non-OPEC supply growth, softening global demand, and shifting OPEC policy. Recent supply outages in various producer countries and reduced recessionary concerns have led to oil prices rebounding of lows hit early in 2016. Midstream processing and transport companies have thus far not been materially pressured by falling commodity prices, although reduced upstream capital spending will impact volume growth, and credit quality issues at certain customers raise counterparty concerns. Refiners have seen positive impacts from lower feedstock costs, although margins have begun to soften due to high refined product inventory levels. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2016.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2016.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2016		Dec. 31, 2015
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	1,086	(33)	1,172	(22)
Over 1 through 5 years	3,181	(148)	5,011	(225)
Over 5 through 10 years	2,278	(147)	7,496	(386)
Over 10 years	4,953	(599)	10,621	(1,077)
Total	11,499	(927)	24,300	(1,710)

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Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2016		Dec. 31, 2015
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
AAA	2,654	(107)	6,740	(188)
AA	1,162	(31)	2,381	(54)
A	1,733	(92)	4,127	(204)
BBB	3,023	(281)	8,021	(752)
BB	1,120	(184)	1,420	(287)
B	778	(107)	812	(91)
Below B	1,030	(125)	799	(134)
Total	11,499	(927)	24,300	(1,710)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	Jun. 30, 2016
EUR millions	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	2,254	844	(127)	(33)
6 – 12 months	2,544	738	(82)	(65)
> 12 months	3,774	1,345	(301)	(319)
Total	8,572	2,927	(510)	(416)

	Dec. 31, 2015
EUR millions	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	12,890	1,458	(516)	(121)
6 – 12 months	4,334	357	(267)	(80)
> 12 months	4,045	1,216	(416)	(311)
Total	21,269	3,031	(1,198)	(512)

The unrealized loss reduced during 2016 due to declining interest rates.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

Unaudited	Page 54

Aging and severity unrealized losses
	Jun. 30, 2016		Dec. 31, 2015
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	843	(31)	1,422	(97)
CV 40-70% of amortized cost	1	(1)	33	(16)
CV < 40% of amortized cost	-	-	4	(8)
0-6 months	844	(33)	1,458	(121)

CV 70-100% of amortized cost	737	(64)	308	(45)
CV 40-70% of amortized cost	2	(1)	48	(33)
CV < 40% of amortized cost	-	-	1	(2)
6-12 months	738	(65)	357	(80)

CV 70-100% of amortized cost	586	(89)	337	(46)
CV 40-70% of amortized cost	79	(44)	73	(58)
CV < 40% of amortized cost	-	-	5	(22)
12-24 months	665	(133)	415	(125)

CV 70-100% of amortized cost	535	(82)	761	(143)
CV 40-70% of amortized cost	139	(89)	26	(13)
CV < 40% of amortized cost	6	(15)	15	(29)
> 24 months	680	(186)	802	(185)
Total	2,927	(416)	3,031	(512)

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed above in the Corporate – Financial Sector – Banking Sub-Sector.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the six months ended June 30, 2016, and June 30, 2015.

Gross realized losses
EUR millions	Gross realized gains	Gross realized losses

June 30, 2016
Debt securities	1,968	(87)

June 30, 2015
Debt securities	368	(116)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2016
Debt securities	(39)	(48)	(87)

June 30, 2015
Debt securities	(81)	(35)	(116)

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Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the six months ended June 30, 2016 and June 30, 2015 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	Jun. 30, 2016	Jun. 30, 2015
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(39)	(33)
Subtotal	(39)	(33)

Recoveries:
Total recoveries	8	28
Subtotal	8	28

Net (impairments) and recoveries	(31)	(5)

Net (impairments) and recoveries

Net impairments for the six months ended June 30, 2016, totalled EUR (31) million (six months ended June 30, 2015: EUR (5) million net impairments).

For the six months ended June 30, 2016, Aegon recognized EUR 8 million (six months ended June 30, 2015: EUR 28 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 1 million of impairment charges for the six months ended June 30, 2016 (six months ended June 30, 2015: EUR 2 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of June 30, 2016, there are EUR 203 million of gross unrealized gains and 13 of gross unrealized losses in the equity portfolio of Aegon (December 31, 2015: EUR 121 million of gross unrealized gains and EUR 13 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

Unaudited	Page 56

Unrealized losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2016
Shares	478	668	190	601	203	67	(13)

December 31, 2015
Shares	593	794	201	747	214	47	(13)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at June 30, 2016, and December 31, 2015 is presented in the table below.

Unrealized losses on shares
	Jun. 30, 2016		Dec. 31, 2015

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Financials	58	(11)	47	(13)
Funds	9	(2)	-	-
Total	67	(13)	47	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to impairment during the first six months of 2016 and during the first six months of 2015.

Impairment losses on shares
EUR millions	0 - 6 months

2016
Shares	(2)

2015
Shares	-

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2.5 Results of Operations – first six months 2016 compared with first six months 2015

i GENERAL

Results Worldwide	Six months ended June 30
Amounts in EUR millions	2016	2015	%

Net underlying earnings	663	713	-7%
Tax on underlying earnings	234	224	4%
Underlying earnings before tax geographically
Americas	554	648	-15%
Europe	330	281	17%
Asia	1	(1)	-
Asset Management	82	92	-11%
Holding and other activities	(69)	(83)	13%
Underlying earnings before tax	897	937	-4%

Fair value items	(1,118)	(239)	-
Gains / (losses) on investments	283	252	12%
Net impairments	(59)	(4)	-
Other income / (charges)	(642)	(11)	-
Run-off businesses	47	33	42%
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(592)	967	-
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	14	18	-21%
Income tax	61	(197)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in	(14)	(18)	21%
Net income / (loss)	(531)	770	-

Commissions and expenses	3,333	3,532	-6%
of which operating expenses	1,886	1,825	3%

New life sales
Americas	282	298	-6%
Europe	160	170	-6%
Asia	68	105	-35%
Total recurring plus 1/10 single	510	573	-11%

Gross deposits (on and off balance)
Americas	22,737	20,619	10%
Europe	6,529	5,786	13%
Asia	167	293	-43%
Asset Management	23,598	11,403	107%
Total gross deposits	53,031	38,101	39%

Underlying earnings before tax by line of business	2016	2015	%
Amounts in EUR millions

Life	335	355	-5%
Individual Savings & Retirement	256	325	-21%
Pensions	267	228	17%
Non-life	11	13	-17%
Asset management	82	92	-11%
Other	(54)	(76)	134%
Underlying earnings before tax	897	937	-4%

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Revenues geographically first six months 2016

Worldwide revenues geographically	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Aegon Asset Management	Holdings and other activities	Segment total	Associates and Joint Ventures eliminations	Consolidated
Amounts in EUR millions
Total life insurance gross premiums	3,568	1,217	4,531	198	96	576	-	(39)	10,146	(273)	9,874
Accident and health insurance premiums	1,100	151	19	1	72	56	-	4	1,403	(13)	1,390
General insurance premiums	-	184	-	90	48	-	-	-	321	(48)	273
Total gross premiums	4,668	1,551	4,550	288	216	632	-	(35)	11,871	(333)	11,538

Investment income	1,816	1,074	985	22	20	112	2	2	4,033	(25)	4,008
Fees and commision income	824	175	45	18	7	29	323	(123)	1,297	(98)	1,199
Other revenue	2	-	-	-	1	1	-	1	5	(1)	4
Total revenues	7,310	2,800	5,581	328	243	775	325	(155)	17,206	(457)	16,749

Number of employees, including agent employees	12,323	4,488	2,454	2,298	567	5,527	1,451	318	29,425

Segment information

For further details, refer to note 3 of Notes to the Condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1.

As disclosed in note 2.1 and note 3 of the Condensed consolidated interim financial statements, Aegon changed its segment reporting. This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire Europe area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint (introduction of Solvency II per January 1, 2016) and financial markets perspective.

Results first six months ended june 30, 2016 Worldwide

Net income

The net loss amounted to EUR 531 million, primarily caused by the book loss on the annuity divestments in the United Kingdom and losses from fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2016 declined by 4%, compared with the first half of 2015, to EUR 897 million. This was the result of the recurring impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, lower variable annuity margins, lower asset management performance fees and adverse claims experience.

Underlying earnings before tax from the Americas declined to EUR 554 million compared with the first half of 2015. This was caused by adverse claims experience, the recurring impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, and lower underlying earnings before tax from Variable Annuities. Underlying earnings before tax from Variable Annuities declined as a result of the reduction of closed block variable annuity balances and declining margins due to lower interest rates.

In Europe, underlying earnings before tax increased by 17% to EUR 330 million compared with the first half of 2015. This increase was driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of deferred policy acquisition costs related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

Underlying earnings before tax from Aegon’s operations in Asia increased to EUR 1 million compared with a EUR 1 million loss before tax for the first half of 2015, driven by growth of the business and improved mortality results.

Unaudited	Page 59

Underlying earnings before tax from Aegon Asset Management declined to EUR 82 million compared with EUR 92 million earnings before tax in the first half of 2015, mainly due to lower performance fees and higher expenses.

Total holding underlying earnings before tax were down 13% to EUR 69 million compared with the first half of 2015. This was primarily the result of lower funding costs after the redemption of a senior bond in December 2015.

Fair value items

The loss from fair value items increased to EUR 1,118 million. This was mainly driven by underperformance of alternative investments and the accounting mismatch on the macro equity hedge program in the United States, and interest rate hedges in the Netherlands based on the Solvency II yield curve being ineffective on an IFRS basis.

Realized gains on investments

Realized gains on investments were EUR 283 million and were primarily the result of a rebalancing of the remaining investment portfolio in the United Kingdom and asset-liability management adjustments in the Netherlands.

Impairment charges

Impairment charges amounted to EUR 59 million and were mainly related to investments in the energy industry in the United States.

Other charges

Other charges amounted to EUR 642 million, and included mainly the book loss on the annuity divestments in the United Kingdom. This was only partly offset by a book gain of EUR 52 million on the divestment of certain assets of Transamerica Financial Advisors.

Run-off businesses

The result from run-off businesses amounted to EUR 47 million, driven by favorable mortality claims compared to expectation.

Income tax

Income tax amounted to EUR 61 million in the first half of 2016, mainly the result of a one-time charge in the United Kingdom and the loss on the divestment of the annuity book in the United Kingdom being taxed at a lower rate than the profit contribution from the other business units. The effective tax rate on underlying earnings was 26%.

Operating expenses

In the first half of 2016, operating expenses increased 3% to EUR 1.9 billion compared with the first half of 2015, as cost savings programs in the United States were more than offset by higher expenses in the Netherlands, Asia and Asset Management and the impact of the Mercer and La Banque Postale acquisitions.

Sales

Gross deposits increased by 39% to EUR 53.0 billion compared with the first half of 2015. This increase was the result of higher gross deposits in Retirement Plans and Asset Management. The former was mainly driven by the Mercer acquisition, while the latter related to higher recognized gross deposits in Aegon’s Chinese asset management joint venture AIFMC and the acquisition of a minority stake in La Banque Postale Asset Management. Net deposits, excluding run-off businesses, were down to EUR 9.1 billion compared with the first six months of 2015, due to higher contract discontinuances from the Mercer block and lower inflows in variable annuities.

Unaudited	Page 60

New life sales declined 11% to EUR 510 million compared with the first half of 2015, mainly driven by Aegon’s adherence to its strict pricing policy in the current low interest rate environment.

New premium production for accident & health and general insurance was down to EUR 511 million compared with the first half of 2015, as a lower contribution from portfolio acquisitions and the impact of product exits in the United States more than offset higher general insurance sales in Spain and Hungary.

Capital management

Shareholders’ equity declined by EUR 0.7 billion to EUR 22.0 billion on June 30, 2016 compared with the end of 2015. Revaluation reserves increased by EUR 1.4 billion to EUR 7.9 billion on June 30, 2016 compared with the end of 2015. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 16.4 billion on June 30, 2016 compared with the end of 2015 – or EUR 7.91 per common share – at the end of the first half of 2016. This was caused by the loss incurred, the payment of the final dividend of 2015 and the EUR 400 million share buyback.

The gross leverage ratio was 29.6% at June 30, 2016, primarily due to the book loss on the annuity divestments, the cost of the share buyback and the payment of the final 2015 dividend. The excess capital at group level was EUR 1.1 billion as dividends received from the Americas, Asset Management, Spain and Central & Eastern Europe were more than offset by the impact of the share buyback, the final 2015 dividend, interest payments and holding operating expenses.

Aegon’s Solvency II ratio was 158% per June 30, 2016. Negative market impact, mainly from low interest rates, the share buyback and final 2015 were offset by management actions in the Netherlands and the annuity reinsurance transactions in the United Kingdom. The RBC ratio in the United States was ~450% per June 30, 2016, driven by dividends paid to the holding and the negative impact of lower interest rates, which more than offset earnings generated. In the Netherlands, the Solvency II ratio was 154% per June 30, 2016, as the positive impact of model adjustments and spreads was offset by the adverse impact of low interest rates. In the United Kingdom, the Solvency II ratio was 145% per June 30, 2016, as the benefit of the reinsurance transactions and additional interest rate hedging more than offset lower interest rates.

Unaudited	Page 61

ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	six months ended June 30			six months ended June 30

	2016	2015	%	2016	2015	%
Net underlying earnings	456	543	-16%	409	487	-16%
Tax on underlying earnings	162	180	-10%	145	161	-10%
Underlying earnings before tax by business
Life	86	69	25%	77	62	25%
Accident & Health	64	95	-33%	57	85	-33%
Retirement Plans	123	140	-12%	110	126	-12%
Mutual Funds	22	21	2%	20	19	2%
Variable Annuities	178	284	-37%	160	254	-37%
Fixed Annuities	97	65	50%	87	58	50%
Stable Value Solutions	48	51	-6%	43	45	-6%
Latin America	-	(1)	92%	-	(1)	92%
Underlying earnings before tax	618	723	-15%	554	648	-15%

Fair value items	(365)	(423)	14%	(327)	(379)	14%
Gains / (losses) on investments	41	(60)	-	37	(54)	-
Net impairments	(53)	5	-	(47)	5	-
Other income / (charges)	39	-	-	35	-	-
Run-off businesses	52	37	42%	47	33	42%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	333	282	18%	298	253	18%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	2	1%	1	1	1%
Income tax	(36)	(22)	-67%	(33)	(20)	-67%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in	(2)	(2)	-1%	(1)	(1)	-1%
Net income	296	260	14%	266	233	14%

Life insurance gross premiums	3,982	3,843	4%	3,568	3,443	4%
Accident and health insurance premiums	1,228	1,267	-3%	1,100	1,135	-3%
Total gross premiums	5,210	5,110	2%	4,668	4,578	2%

Investment income	2,026	2,038	-1%	1,816	1,826	-1%
Fees and commission income	919	948	-3%	824	849	-3%
Other revenues	2	8	-78%	2	7	-78%
Total revenues	8,158	8,104	1%	7,310	7,260	1%

Commissions and expenses	2,236	2,320	-4%	2,004	2,078	-4%
of which operating expenses	929	903	3%	832	809	3%

New life sales
Life	294	311	-5%	263	278	-5%
Latin America	21	22	-7%	18	20	-7%
Total recurring plus 1/10 single	315	333	-6%	282	298	-6%

New premium production accident and health insurance	482	566	-15%	432	507	-15%

Gross deposits (on and off balance)
Life	5	4	26%	4	3	26%
Retirement plans	19,867	15,858	25%	17,802	14,207	25%
Mutual funds	3,019	2,531	19%	2,705	2,268	19%
Variable annuities	2,351	4,466	-47%	2,107	4,001	-47%
Fixed annuities	128	151	-15%	115	135	-15%
Latin America	4	6	-29%	4	5	-29%
Total gross deposits	25,374	23,015	10%	22,737	20,619	10%

Exchange rates

Weighted average exchange rates

			USD
YTD 2016	1	EUR	1.1160
YTD 2015	1	EUR	1.1162

Unaudited	Page 62

Net income

Net income from Aegon’s businesses in the Americas increased 14% to USD 296 million in the first half of 2016 compared with the first half of 2015. Lower losses on fair value items, higher realized gains and a book gain on the divestment of certain assets of Transamerica Financial Advisors more than offset lower underlying earnings before tax and higher impairments. The loss from fair value items of USD 365 million was mainly the result of underperformance on alternative investments compared to expectation and accounting mismatches. Realized gains of USD 41 million were mainly related to real estate divestments. Income tax amounted to a charge of USD 36 million, as a result of benefits on losses and tax credits.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Americas declined by 15% to USD 618 million compared with the first half of 2015. The underlying earnings before tax decline was the result of adverse claims experience, the recurring USD 50 million impact in Life of the actuarial assumption changes and model updates implemented in the third quarter of 2015 and lower underlying earnings before tax from Variable Annuities. These more than offset the benefit of lower expenses resulting from the cost savings programs.

–	Life underlying earnings before tax increased 25% to USD 86 million compared with the first half of 2015, driven by cost savings.

–	Underlying earnings before tax from Accident & Health declined to USD 64 million compared with the first half of 2015, due to adverse claims experience in long-term care and product exits.

–	Retirement Plans underlying earnings before tax were down to USD 123 million compared with the first half of 2015. The benefit of cost savings was more than offset by margin pressure and the inclusion of Mercer, which contributed a loss of USD 6 million.

–	Mutual Funds underlying earnings before tax increased to USD 22 million compared with the first half of 2015, driven by net inflows.

–	Underlying earnings before tax from Variable Annuities declined to USD 178 million compared with the first half of 2015. This was due to lower underlying earnings before tax from the declining closed block, adverse claims experience, lower margins on new production arising from lower interest rates and low balances tracking investment returns. These more than offset the benefit of lower expenses.

–	Underlying earnings before tax from Fixed Annuities increased to USD 97 million compared with the first half of 2015, as the impact of the continued balance reduction was more than offset by positive adjustments to intangibles related to better than anticipated persistency and higher than projected credit spreads on the investment portfolio.

–	Stable Value Solutions underlying earnings before tax amounted to USD 48 million.

–	Underlying earnings before tax from Latin America amounted to nil.

Operating expenses

Operating expenses increased by 3% to USD 929 million in the first half of 2016 compared with the first half of 2015 as the inclusion of the Mercer acquisition and one-time employee expenses more than offset the benefit of cost savings.

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Sales and deposits

Gross deposits increased by 10% compared with the first half of 2015 to USD 25.4 billion. Gross deposits in Retirement Plans were up 25% to USD 19.9 billion compared to the first half year of 2015, mainly due to the acquired Mercer business. Gross deposits in Variable Annuities were down to USD 2.4 billion compared to the first half year of 2015, mainly driven by product adjustments implemented last year in response to the low interest rate environment and lower market demand for the product. Gross deposits in Mutual Funds increased 19% to USD 3.0 billion compared to the first half year of 2015, which was the result of higher inflows into equity and asset allocation funds.

Net deposits, excluding run-off businesses, declined to USD 5.3 billion in the first half of 2016. Net deposits for Retirement Plans declined to USD 5.4 billion due to higher contract discontinuances from the Mercer block compared to the first half year of 2015. In the first half of 2016, the asset retention rate increased to approximately 20% – up from 13% in the first half of 2015 – maintaining the target Aegon announced in 2013 and already met in the first quarter of 2016. Aegon intends to further increase the retention rate in the medium term. Net deposits in variable annuities declined to USD 0.2 billion compared to the first half year of 2015, mainly due to lower sales. Net deposits in Mutual Funds increased to USD 0.4 billion compared to the first half year of 2015. Fixed Annuities experienced net outflows of USD 0.7 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

New life sales were down to USD 315 million compared with the first half of 2015. Higher indexed universal life sales were more than offset by lower sales of standard universal life and term life products declined as Aegon did not lower its pricing in line with some of its competitors. New premium production for accident & health insurance declined to USD 482 million compared with the first half of 2015, mainly resulting from a lower contribution from portfolio acquisitions and product exits.

Unaudited	Page 64

Introduction Europe

As disclosed in note 2.1 and note 3, Aegon changed its segment reporting.

This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire Europe area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint (introduction of Solvency II per January 1, 2016) and financial markets perspective.

iii Europe

Income statement - Underlying earnings				First six months 2016
Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Net underlying earnings	208	25	24	(1)	255
Tax on underlying earnings	59	5	5	5	74
Underlying earnings before tax by product segment	267	30	29	3	330
Fair value items	(691)	28	0	-	(663)
Gains / (losses) on investments	111	132	(1)	(2)	240
Net impairments	(6)	-	2	-	(4)
Other income / (charges)	-	(680)	(0)	-	(680)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(319)	(490)	30	2	(777)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	-	4	4
Income tax	82	8	(5)	(4)	81
Of which Income tax from certain proportionately consolidated joint ventures and associates included in	-	-	-	(4)	(4)
Net income / (loss)	(237)	(482)	25	(2)	(696)

Revenues
Life insurance gross premiums	1,217	4,531	198	96	6,041
Accident and health insurance premiums	151	19	1	72	243
General insurance premiums	184	-	90	48	321
Total gross premiums	1,551	4,550	288	216	6,605
Investment income	1,074	985	22	20	2,101
Fees and commission income	175	45	18	7	245
Other revenues	-	0	0	1	1
Total revenues	2,800	5,581	328	243	8,951

Commissions and expenses	509	351	119	87	1,067
of which operating expenses	416	201	70	41	729

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Income statement - Underlying earnings				First six months 2015
Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Net underlying earnings	207	8	9	3	227
Tax on underlying earnings	60	(16)	7	4	54
Underlying earnings before tax by product segment	267	(8)	15	6	281
Fair value items	246	(41)	(0)	-	205
Gains / (losses) on investments	241	56	2	1	299
Net impairments	(8)	-	(0)	-	(8)
Other income / (charges)	(22)	10	(0)	(0)	(11)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	725	17	16	7	766

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	-	3	3
Income tax	(168)	2	(7)	(4)	(177)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	-	(3)	(3)
Net income	557	19	9	3	588

Revenues
Life insurance gross premiums	1,413	4,425	261	90	6,189
Accident and health insurance premiums	166	25	1	37	229
General insurance premiums	279	-	83	39	401
Total gross premiums	1,858	4,450	345	167	6,819
Investment income	1,185	1,237	23	21	2,466
Fees and commission income	172	48	21	6	247
Other revenues	-	(0)	0	1	1
Total revenues	3,216	5,735	389	195	9,534

Commissions and expenses	539	463	141	71	1,214
of which operating expenses	410	197	72	35	713

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Results Europe	Six months ended June 30
Amounts in EUR millions	2016	2015	%

Net underlying earnings	255	227	13%
Tax on underlying earnings	74	54	37%
Underlying earnings before tax by product segment
Netherlands	267	267	0%
United Kingdom	30	(8)	-
Central & Eastern Europe	29	15	91%
Spain & Portugal	3	6	-46%
Underlying earnings before tax	330	281	17%

Fair value items	(663)	205	-
Gains / (losses) on investments	240	299	-20%
Net impairments	(4)	(8)	53%
Other income / (charges)	(680)	(11)	-
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(777)	766	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	3	10%
Income tax	81	(177)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in	(4)	(3)	-10%
Net income / (loss)	(696)	588	-

Life insurance gross premiums	6,041	6,189	-2%
Accident and health insurance premiums	243	229	6%
General insurance premiums	321	401	-20%
Total gross premiums	6,605	6,819	-3%

Investment income	2,101	2,466	-15%
Fees and commission income	245	247	-1%
Other revenues	1	1	18%
Total revenues	8,951	9,534	-6%

Commissions and expenses	1,067	1,214	-12%
of which operating expenses	729	713	2%

New life sales
Netherlands	62	62	-1%
United Kingdom	38	36	5%
Central & Eastern Europe	40	50	-20%
Spain & Portugal	20	22	-7%
Total recurring plus 1/10 single	160	170	-6%

New premium production accident and health insurance	19	14	29%
New premium production general insurance	51	42	22%

Gross deposits (on and off balance)
Netherlands	3,367	2,678	26%
United Kingdom	3,025	2,989	1%
Central & Eastern Europe	126	109	15%
Spain & Portugal	11	10	19%
Total gross deposits	6,529	5,786	13%

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Europe segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2016	YTD 2015
Pound sterling (GBP)	1	EUR	0.7784	0.7322
Czech Republic Krona (CZK)	1	EUR	27.0224	27.4844
Hungarian Forint (HUF)	1	EUR	312.1311	306.9078
Polish Zloty (PLN)	1	EUR	4.3661	4.1400
Romanian Leu (RON)	1	EUR	4.4935	4.4453
New Turkish Lira (TRY)	1	EUR	3.2598	2.8604
Ukranian Grivna (UAH)	1	EUR	28.3957	23.6996

Net income

The net losses from Aegon’s businesses in Europe amounted to EUR 696 million in the first half of 2016. The loss from fair value items amounted to EUR 663 million. This was largely the result of interest rate hedges in the Netherlands due to a mismatch on an IFRS basis and tightening credit spreads. Realized gains on investments amounted to EUR 240 million due to a rebalancing of the remaining investment portfolio in the United Kingdom and asset-liability management adjustments in the Netherlands. Impairments amounted to EUR 4 million. Other charges amounted to EUR 680 million, which was driven by the book loss on the annuity divestments in the United Kingdom.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased to EUR 330 million compared with the first half of 2015. This was the result of lower DPAC amortization in the United Kingdom due to the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

–	Underlying earnings before tax in the Netherlands amounted to EUR 267 million for the first half of 2016. Compared with the first half of 2015, underlying earnings before tax from Pensions remained flat at EUR 107 million. Life & Savings underlying earnings before tax declined to EUR 153 million compared with the first half of 2015, driven by higher expenses and lower mortgage yields. The Non-life business incurred a loss before tax of EUR 10 million, mainly due to lower investment income and higher losses in the disability portfolio. Underlying earnings before tax from the distribution businesses increased to EUR 17 million compared with the first half of 2015, mainly driven by cost savings programs.

–	The United Kingdom contributed underlying earnings before tax of EUR 30 million. Compared with the first half of 2015, life underlying earnings before tax declined to EUR 29 million, primarily the result of the divestment of the annuity business. Underlying earnings before tax from Pensions increased to EUR 2 million compared with the first half of 2015, as the benefit of lower DPAC amortization more than offset margin pressure arising from the implementation of the DWP fee cap and upgrades of policies to the platform.

–	Underlying earnings before tax in CEE increased to EUR 29 million compared with the first half of 2015. Surrenders in Poland normalized after the elevated levels seen in 2015 due to Aegon’s decision to temporarily cancel back-end loaded fees on unit-linked policies. In addition, earnings from the Czech Republic and Slovakia increased due to higher technical margins.

–	Underlying earnings before tax in Spain & Portugal were down to EUR 3 million compared with the first half of 2015, mainly due to higher claims and an unfavorable timing of expenses.

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Operating expenses

Operating expenses increased 2% to EUR 729 million compared with the first half of 2015. This was driven by the Netherlands in the form of higher Solvency II related expenses, the cost of an IT project that will result in annual cost savings going forward and investments in growth businesses, including Knab. In the United Kingdom this was the result of the upgrading of policies from the back book, while in Spain this was mainly caused by growth of the business.

Sales and deposits

New life sales decreased to EUR 160 million compared with the first half of 2015. Higher sales in Turkey, Hungary and from the joint venture with Santander in Spain were more than offset by lower sales in Poland, the Czech Republic and in pensions in the Netherlands. Premium production for accident & health and general insurance increased to EUR 70 million compared with the first half of 2015, mainly the result of higher sales in Spain & Portugal through the joint ventures with Santander and increased motor insurance sales in Hungary. Production of mortgages in the Netherlands in the first half of 2016 increased to EUR 3.3 billion compared with the first half of 2015, of which EUR 1.9 billion was related to third-party investor demand.

Gross deposits increased to EUR 6.5 billion compared with the first half of 2015. This growth was primarily the result of the continued strong performance of Knab, which accounted for EUR 2.4 billion of gross deposits in the first half of 2016, compared with EUR 1.8 billion in the first half of 2015. In the United Kingdom, platform gross deposits increased to EUR 3.2 billion compared with the first half of 2015, including policy upgrades of EUR 2.0 billion.

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iv Asia

Results Asia	Amounts in USD millions six months ended June 30			Amounts in EUR millions six months ended June 30
	2016	2015	%	2016	2015	%
Net underlying earnings	(9)	(10)	18%	(8)	(9)	18%
Tax on underlying earnings	10	9	7%	9	8	7%
Underlying earnings before tax by product segment
High net worth businesses	24	14	73%	21	12	73%
Aegon Direct & Affinity Marketing Services	-	1	-90%	-	1	-90%
Strategic partnerships	(22)	(15)	-43%	(20)	(14)	-43%
Underlying earnings before tax	2	(1)	-	1	(1)	-

Fair value items	(5)	4	-	(5)	4	-
Gains / (losses) on investments	6	5	7%	5	5	7%
Net impairments	(1)	-	-	(1)	-	-
Other income / (charges)	-	-	-	-	-	-
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1	8	-91%	1	7	-91%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	1	-	(1)	1	-
Income tax	(11)	(10)	-7%	(10)	(9)	-7%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	(1)	-	1	(1)	-
Net income / (loss)	(10)	(2)	-	(9)	(2)	-

Life insurance gross premiums	643	1,027	-37%	576	920	-37%
Accident and health insurance premiums	62	65	-3%	56	58	-3%
Total gross premiums	706	1,092	-35%	632	978	-35%

Investment income	125	102	23%	112	91	23%
Fees and commission income	33	41	-20%	29	36	-20%
Total revenues	865	1,234	-30%	775	1,106	-30%

Commissions and expenses	128	140	-8%	115	125	-8%
of which operating expenses	83	76	8%	74	68	8%

New life sales
High net worth businesses	45	95	-52%	40	85	-52%
Aegon Direct & Affinity Marketing Services	-	-	-74%	-	-	-74%
Strategic partnerships	31	22	41%	28	20	41%
Total recurring plus 1/10 single	76	117	-35%	68	105	-35%

New premium production accident and health insurance	11	16	-32%	9	14	-32%

Gross deposits (on and off balance) by region
China	3	4	-23%	3	4	-23%
Japan	183	323	-45%	164	289	-43%
Total gross deposits	186	327	-43%	167	293	-43%

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asia segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2016	YTD 2015
US dollar (USD)	1	EUR	1.1160	1.1162
Chinese Yuan Renminbi (CNY)	1	EUR	7.2629	6.9498

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Net income

The net loss from Aegon’s businesses in Asia amounted to USD 10 million for the first half of 2016. The loss from fair value items of USD 5 million was mainly due to hedging results on the guarantees of the variable annuity business in Japan. Realized gains of USD 6 million were driven by normal trading activity in a low interest rate environment. Income tax amounted to a charge of USD 11 million.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Asia increased to USD 2 million compared with the first half of 2015. Increased underlying earnings before tax from the High Net Worth (HNW) businesses more than offset the impact of the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%.

–	Underlying earnings before tax from HNW businesses increased to USD 24 million compared with the first half of 2015. This increase is driven by growth of the business and improved mortality results, which more than offset one-time charges from lower than anticipated reinvestment yields.

–	Underlying earnings before tax from Aegon Direct & Affinity Marketing Services (ADAMS) declined to nil compared with the first half of 2015.

–	The loss before tax from Strategic partnerships in China, Japan and India increased to USD 22 million compared with the first half of 2015, largely as a result of the increase in ownership from 26% to 49% in Aegon’s strategic partnership in India.

Operating expenses

Operating expenses increased by 8% to USD 83 million in the first half of 2016 compared with the first half of 2015, driven by the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, operating expenses were stable.

Sales and deposits

New life sales decreased by 35% compared with the first half of 2015 to USD 76 million.

–	Sales from HNW businesses in the first half of 2016 declined by 52% to USD 45 million compared with the first half of 2015. The first half of 2015 benefited from higher sales of universal life products in anticipation of price changes implemented at the end of the first quarter of 2015.

–	Sales from Strategic partnerships increased by 41% to USD 31 million compared with the first half of 2015 mainly driven by the launch of a new universal life product in the bank channel in China.

New premium production from accident & health insurance decreased by 32% to USD 11 million compared with the first half of 2015 mainly due to rationalization of sales campaigns in the ADAMS business, especially in Indonesia.

Gross deposits from Strategic partnerships decreased to USD 183 million compared with the first half of 2015 as deposits in the first half of 2015 benefited from higher deposits in anticipation of lower sales commissions on variable annuities in Japan.

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v Asset Management

Results Aegon Asset Management	Six months ended June 30
Amounts in EUR millions	2016	2015	%

Net underlying earnings	56	65	-14%
Tax on underlying earnings	26	27	-4%
Underlying earnings before tax by product segment
Americas	32	32	-2%
The Netherlands	4	6	-30%
United Kingdom	17	16	5%
Rest of World	(2)	(2)	-12%
Strategic partnerships	31	39	-22%
Underlying earnings before tax	82	92	-11%

Gains / (losses) on investments	1	2	-56%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	82	94	-13%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	13	-17%
Income tax	(26)	(28)	7%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(13)	17%
Net income	56	66	-15%

Management fees	253	240	5%
Performance fees	20	27	-26%
Other	35	34	3%
Total revenues	307	301	2%

Commissions and expenses	242	230	5%
of which operating expenses	224	208	8%

Cost / income ratio	73.1%	69.2%	-6%

Gross flows other third-party
Americas	1,896	1,067	78%
The Netherlands	2,439	1,326	84%
United Kingdom	2,897	3,700	-22%
Rest of World 1)	(366)	54	-
Strategic partnerships	16,733	5,256	-
Total gross flows other third-party	23,598	11,403	107%

Net flows other third-party
Americas	242	(89)	-
The Netherlands	2,112	927	128%
United Kingdom	(15)	1,771	-
Rest of World 1)	(62)	17	-
Strategic partnerships	1,009	443	128%
Total net flows other third-party	3,286	3,069	7%

1) Rest of world include intragroup eliminations from internal sub-advised agreements

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2016	YTD 2015
US dollar (USD)	1	EUR	1.1160	1.1162
Pound sterling (GBP)	1	EUR	0.7784	0.7322
Hungarian Forint (HUF)	1	EUR	312.1311	306.9078
Chinese Yuan Renminbi (CNY)	1	EUR	7.2629	6.9498

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Net income

Net income in the first half of 2016 declined to EUR 56 million compared with the first half of 2015 mainly driven by lower underlying earnings before tax compared with the same period in 2015.

Underlying earnings before tax

Underlying earnings before tax decreased by 11% in the first half of 2016 compared with the same period in 2015 to EUR 82 million. This decline was mainly driven by lower underlying earnings before tax from Aegon’s Chinese asset management joint venture AIFMC mainly due to lower performance fees.

-	Americas underlying earnings before tax were stable at EUR 32 million in the first half of 2016 compared with the first half of 2015. Higher transactional fee income was offset by increased employee and project-related expenses.

-	Underlying earnings before tax from the Netherlands decreased to EUR 4 million, compared with EUR 6 million in the first half of 2015, as higher management fee income was more than offset by higher expenses.

-	Underlying earnings before tax from the United Kingdom increased to EUR 17 million in the first half of 2016 from EUR 16 million in the same period in 2015. Higher management fees as a result of net inflows were partly offset by an increase in employee expenses, lower fee income from the sale of the majority of the UK annuity book and adverse currency movements.

-	Rest of World underlying earnings before tax remained stable at a loss of EUR 2 million compared with the first half of 2015.

-	Underlying earnings before tax from Strategic Partnerships decreased to EUR 31 million in the first half of 2016 compared with the first half of 2015. This was the result of lower performance fee income at AIFMC compared with the first half of 2015 and adverse currency movements, partly offset by underlying earnings before tax related to the inclusion of La Banque Postale Asset Management.

Operating expenses

Operating expenses increased by 8% in the first half of 2016 compared with the same period in 2015 to EUR 224 million. This increase was mainly the result of growth of the business, currency movements, project-related expenses and the inclusion of costs related to the partnership with La Banque Postale Asset Management. As a result of higher expenses and lower net income, the cost/income ratio increased to 73% compared with the first half of 2015. Annualized operating expenses as a percentage of average assets under management remained stable at 13 basis points compared with the first half of 2015.

Production

Gross inflows in other third-party more than doubled in the first half of 2016 to EUR 23.6 billion compared with the same period in 2015. This was mainly the result of higher gross flows in AIFMC, which were mainly driven by higher recognized gross inflows, and the acquisition of La Banque Postale Asset Management.

Third-party net inflows increased to EUR 1.1 billion compared with the first half of 2015. This included EUR 2.2 billion of outflows from affiliates and EUR 3.3 billion of net inflows from other third-parties. This increase was driven by higher net flows in mainly the Netherlands and in AIFMC, which more than offset lower net flows from the United Kingdom.

Assets under management

Assets under management decreased by EUR 2 billion in the first half of 2016 to EUR 343 billion compared with the start of 2016. Favorable market movements and net inflows in other third-party were more than offset by outflows in the general account, primarily resulting from the divestment of the majority of the annuity book in the United Kingdom and unfavorable currency movements.

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2.6 Subsequent events

Subsequent events are disclosed in note 20 of the Condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote stable and strong capital adequacy levels for its businesses on various capital metrics, to make sure the company is able to meet its obligations. Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles, which determine its approach to capital and liquidity management:

•	Promote strong capital adequacy in Aegon’s businesses and operating units.
•	Manage and allocate capital efficiently to maximize returns and support the strategy.
•	Maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital.
•	Ensure sufficient liquidity by enforcing strong liquidity risk policies for both business units and the Holding.
•	Maintain continued access to international money and capital markets on competitive terms.

Taken together, Aegon believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long term interests of both the company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. As such, the department is responsible for managing the capitalization of the Aegon Group and the holding company in line with Aegon’s Capital Management Policy. The capitalization levels are discussed and approved by Aegon’s Management Board.

Capital management

Strategic importance

Aegon’s balanced approach towards capital management plays a vital role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to markets that offer higher growth prospects and return prospects, and the shift from capital intensive spread business to capital light fee business. Disciplined risk and capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

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Improving risk profile

Aegon continues to take measures to improve its risk-return profile. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States, the sale of Aegon’s Canadian life insurance business in 2015, the strategic growth in fee-based earnings, and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon is actively involved in hedging longevity risk. Furthermore, Aegon continuously monitors the risk-return profile of new business written and withdraws products that do not meet the required hurdle rates.

Capital requirements and leverage

Aegon’s goal for all units is to maintain a strong financial position in order to sustain losses from adverse business and market conditions. The company’s overall capital management strategy is based on capital adequacy, capital quality and the use of leverage.

Capital adequacy and quality

Capital adequacy is managed at the company, country and business unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains the capitalization of its business units based on whichever of the following is the most stringent:

•	Local regulatory requirements;
•	Standard & Poor’s requirements for very strong capitalization for rated entities; and
•	Any additionally, self-imposed internal requirements.

Aegon’s Group Solvency II ratio - the common measure of capital adequacy in the European Union highlighted below– was 158% on June 30, 2016 compared with 160% at 1 January 2016. This decrease was mainly driven by negative market impacts over the first half year as the impact of lower interest rates was only partly offset by the positive impact of the divestment of the UK annuities portfolio and management actions in the Netherlands.

Solvency II

The introduction of Solvency II has meant a change in the regulatory capital requirements in EU- domiciled legal entities and therefore impacted the capitalization levels used to assess capital adequacy of Aegon’s EU-domiciled business units. As Solvency II became effective on January 1, 2016, Aegon prepared for the implementation throughout 2015. Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio:

•	Accounting Consolidation-based method; and
•	Deduction and Aggregation method.

Aegon applies the Accounting Consolidation-based method as the default method. However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to bring these into the Group Solvency position. The local regulatory requirements of the US life insurance companies are included using 250% of the Company Action Level (CAL).

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G-SII designation

On November 3, 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually. As a result of the G-SII designation, Aegon will be subject to an additional layer of direct supervision at group level. Within 12 months of a G-SII designation, G-SIIs are required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. Relevant supervisory authorities will be required: to establish a crisis management group (within 6 months after G-SII designation); enter into a cross-border cooperation agreement; develop a resolution plan based on a resolution strategy (within 18 months) and undertake a resolvability assessment (within 24 months). As of 2016, G-SIIs will calculate and report on a confidential basis a Basic Capital Requirement (BCR) and Higher Loss Absorbing Capacity (HLA) pursuant to IAIS guidelines.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

•	Gross financial leverage ratio;
•	Fixed charge coverage; and
•	Various rating agency leverage metrics.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt, and short term debt such as commercial paper.

Aegon’s total capitalization consists of the following components:

•	Shareholder’s equity excluding revaluation reserves and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
•	Non-controlling interests and share options not yet exercised; and
•	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is the ratio of underlying earnings before tax and prior to the payment of interest expenses on financial leverage to interest payments on financial leverage. The numbers include the impact of hedging.

Funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2016 Aegon had EUR 125 million outstanding under these programs.

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To support its commercial paper programs, need for Letters of Credit (LOC’s), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangements are a EUR 2 billion syndicated revolving credit facility maturing in 2019 and additional USD 2.6 billion syndicated LOC facility maturing in 2021. In addition, Aegon maintains various shorter-dated bilateral backup liquidity and LOC facilities in both committed and uncommitted format.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Aegon aims to have sufficient liquidity to meet cash demands even under extreme conditions. The company’s liquidity risk policy sets guidelines for its operating companies in order to achieve a prudent liquidity profile.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the business unit level. Aegon maintains a liquidity policy that requires all business units to project their sources and uses over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company and that liquidity stress management plans are in place.

Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to the holding.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from business units and by accessing capital and money markets. The main sources and uses of liquidity at Aegon N.V. are dividends from subsidiaries and to shareholders, movements in debt, net expenses (including interest), funding operations, and the balance of acquisitions and divestitures.

The ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (ACL) for US insurance entities and 100% SCR for insurance companies in the European Union. For insurance companies in the European Union, Solvency II also defines a lower capital requirement, the MCR. An irreparable breach of the MCR will lead to the withdrawal of the insurance license. A (threatened) breach of the SCR will prevent EU insurance entities to transfer funds to the holding company.

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The minimum regulatory capital requirements for our main subsidiaries and the actual capitalization levels as per June 30, 2016, are included in the following table:

Capital requirements
	Legal/regulatory minimum capital requirement	Actual capitalization	Excess over legal/regulatory capitalization

100% Authorized Control Level
United States 1)	(NAIC RBC ACL)	900% of combined ACL	USD 4.6bln
The Netherlands 2)	100% MCR	420% MCR	EUR 3.8bln
United Kingdom 3)	100% MCR	461% MCR	GBP 1.6 bln

1 Capitalization for the United States represents the internally defined combined risk based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.

2 Excluding the Other Financial Sector activities.

3  Including the With Profit Sub Fund (WPSF).

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

Aegon’s liquidity position

In order to ensure the holding company’s ability to fulfill its cash obligations, it is Aegon’s policy that the holding company holds excess capital in reserve to fund holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

At June 30, 2016, Aegon N.V. held a balance of EUR 1.1 billion of excess capital at group level, compared with EUR 1.4 billion at the end of 2015. The decrease is mainly explained the EUR 400 million share buyback and the payment of the final 2015 dividend to shareholders, which was only partly offset by net dividends received from country units.

Aegon’s liquidity is invested in highly liquid assets, in accordance with the company’s internal risk management policies. Aegon believes its working capital, backed by external funding programs and facilities, is ample for the company’s present requirements.

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External dividends

In order to enable equity investors to share in Aegon’s performance, Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance. After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Ratings

Aegon’s objective is to maintain excess capital over and above the amount required to maintain an AA financial strength rating and this plays an important role in determining the overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong rating for the holding.

Agency
June 30, 2016	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

Standard & Poor’s	A-	AA-	AA-	A+
Moody’s Investors Service	A3	A1	-	-
Fitch Ratings	A	AA-	-	AA-

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results and financial condition presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results. The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

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Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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